Dreyfus LifeTime Portfolios, Inc.

ANNUAL REPORT September 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus LifeTime
Portfolios, Inc. # The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus LifeTime Portfolios, covering the 12-month period from October 1, 2007, through September 30, 2008.

These are difficult times for equity investors. A credit crunch that began in early 2007 has developed into a full-blown global financial crisis, recently resulting in the failure of several major financial institutions and prompting a massive government rescue effort. Meanwhile, the U.S. economic slowdown has gathered momentum, depressing investor sentiment, consumer confidence and business investment. These factors undermined returns in most stock market sectors, particularly financial companies and businesses that tend to be more sensitive to economic trends.

The depth and duration of the economic downturn will depend on how quickly the financial system can be stabilized. We believe that the Temporary Guarantee Program for Money Market Funds and the $700 billion rescue package intended to promote greater liquidity in the financial markets meet several critical requirements for addressing today's financial stresses, and we expect these measures to contribute to a more orderly deleveraging process. However, recuperation from the financial crisis is likely to take time. In the meantime, we encourage you to keep in touch with your financial advisor and maintain a long-term and disciplined perspective to investing. Indeed, we already are seeing some positive signs, including a likely peak in global inflationary pressures, a bottoming of the U.S. dollar, attractive valuations among fundamentally sound companies and a large pool of worldwide financial liquidity that could be deployed gradually as the economic cycle turns.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
October 15, 2008



DISCUSSION OF PERFORMANCE

For the period of October 1, 2007, through September 30, 2008, as provided by Jocelin A. Reed, CFA, Portfolio Manager

Portfolio and Market Performance Overview

For the 12-month period ended September 30, 2008, Dreyfus LifeTime Portfolios produced the following total returns:[1]

Growth Portfolio		Customized Blended Index[2]
Investor Shares	-23.09%	-17.00%
Restricted Shares	-22.88%	
Growth and Income Portfolio		
Investor Shares	-13.65%	-9.14%
Restricted Shares	-13.38%	
Income Portfolio		
Investor Shares	-4.80%	-2.54%
Restricted Shares	-4.95%	

Total returns for the Growth Portfolio and the Growth and Income Portfolio also compare to a –21.96% total return for the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") for the same period. The total return for the Income Portfolio also compares to a 3.13% total return for the Lehman Brothers Intermediate Government/Credit Bond Index (the "Lehman Bond Index") for the reporting period.[3]

The Growth Portfolio and the Growth and Income Portfolio produced lower returns than their respective customized blended indices during the reporting period, primarily due to a relatively robust allocation to equities. The Income Portfolio experienced significant redemptions during a period of limited liquidity in the fixed income market which impacted performance. Normally the fund tracks the index prior to fund expenses.

The Portfolios' Investment Approach

Dreyfus LifeTime Portfolios consists of three separate portfolios, each offering a range of investment approaches and varying asset allocations. All three portfolios typically invest in stocks and bonds and are managed using the same basic investment philosophy; however, each portfolio's asset allocation varies according to its own investment goals and risk tolerance levels.

For example, the Growth Portfolio, the most aggressive of the three, has a neutral mix of 80% of its assets in stocks and 20% in investment-grade bonds. Depending on market and economic conditions, the portfolio's actual mix of stocks to bonds may range from 100%/0% to 65%/35%. The portfolio may invest up to 25% of its net assets in foreign securities.

The Growth and Income Portfolio, a relatively more moderate portfolio, has a neutral asset mix of 50% in stocks and 50% in investment-grade bonds. Depending on market and economic conditions, the actual mix of stocks to bonds may range from 35%/65% to 65%/35%. The portfolio may invest up to 15% of its net assets in foreign securities.

The actual makeup of the Growth Portfolio and the Growth and Income Portfolio will vary over time according to our view of prevailing market conditions.

Finally, the Income Portfolio, the most conservative of the three, typically maintains an asset allocation of approximately 67.5% in investment-grade bonds, 22.5% in stocks of companies whose total market values are more than $1.4 billion, and 10% in cash. The portfolio may invest directly in securities comprising the relevant index or may (but not be required to) use derivatives whose performance is tied to the benchmark index.

Stocks and Bonds Struggled in a Financial Crisis

Stocks and most sectors of the bond market generally suffered amid an onslaught of negative economic news. As housing values plummeted and unemployment rates climbed, mortgage foreclosures rose sharply, fueling turmoil in the credit markets and volatility in the stock market. Meanwhile, escalating commodity prices early in the reporting period burdened consumers with higher energy and food costs.

At the same time, a credit crisis continued to batter higher-yielding segments of the bond market, including mortgage- and asset-backed securities, but U.S. Treasury securities fared relatively well in the "flight to quality." Several large financial institutions announced massive losses over the reporting period, sparking a wave of consolidation in the financials sector and steep declines in financial markets worldwide.

Equity Allocations Detracted from Performance

As we have since 2001, we maintained the Growth and Growth and Income portfolios' emphasis on equities. Early in the reporting period, many analysts expected the economic downturn to be mild, potentially stoking inflationary pressures. Because inflation historically has eroded bond prices, we retained the portfolios' overweighted exposure to stocks. Unfortunately, these expectations have so far proven incorrect. Inflationary pressures moderated as evidence of a global recession mounted, and equities have declined more steeply than bonds.

Conversely, our security selection strategy enabled the portfolios to avoid many of the companies at the epicenter of the financial crisis. And the portfolios benefited from good results from a variety of individual stocks, including comics publisher Marvel Entertainment, which has successfully licensed its characters for movies and television, and McDonald's, which has attracted customers with healthier menu items. The consumer discretionary sector detracted from performance due to lack of exposure to some of the area's better performing companies. Underweighted exposure to the transportation industry in the industrials sector and disappointing returns from heavy equipment manufacturers also undermined the portfolios' results. While additive to returns, the benefits of our security selections were not enough to offset the effects of an overweighted position to equities.

Higher-Quality Bonds Held Up Well

In the bond portions of the Income and Growth and Income portfolios, intermediate-term bonds generally outperformed their long-term counterparts, and AAA-rated credits fared substantially better than other investment-grade rating categories. U.S. government securities produced positive absolute returns, but corporate credits lost value. Among corporate bonds, the industrials and utilities sectors fared relatively well, while the financials sector lagged.

Finding Opportunities in Distressed Markets

As of the reporting period's end, equity valuations have declined to historically attractive levels, suggesting potential opportunities for long-term investors, while the possibility of mild inflation and lower short-term interest rates could be good for bonds. Accordingly, we intend to maintain the portfolios' strategies, which we believe position them well for an eventual recovery.

October 15, 2008

Asset Class Exposure as of September 30, 2008

Growth and Income Portfolio



Short Term and Net Cash 1.56%

Foreign Equity 5.53%

Small Cap Domestic Equity 7.76%

Fixed Income 36.16%

Large Cap Domestic Equity 48.99%

Growth Portfolio



Short Term and Net Cash 1.77%

Foreign Equity 14.50%

Small Cap Domestic Equity 17.16%

Large Cap Domestic Equity 66.57%

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. Return figure provided for the Income portfolio reflects the absorption of certain Income Portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through March 31, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the Income Portfolio's Investor and Restricted shares return would have been lower.*

²   *For the **Growth Portfolio**, the Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the Growth Portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the baseline percentage set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Domestic Large Company Stocks — 54.4%; Domestic Small Company Stocks — 13.6%; Foreign Stocks — 12%; Domestic Bonds — 17%; and Foreign Bonds — 3%. The Customized Blended Index combines returns from the Standard & Poor's 500 Composite Stock Price Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index — Hedged $U.S. (MSCI EAFE), the Lehman Brothers Intermediate Government/Credit Bond Index ("Lehman Brothers Index") and the J.P. Morgan Non-U.S. Government Bond Index — Hedged ("J.P. Morgan Global Index") and is weighted to the aforementioned baseline percentages. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The MSCI EAFE is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Lehman Brothers Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years. The J.P. Morgan Global Index is an index that measures return on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bond component. None of the foregoing indices reflects account charges, fees or other expenses. For the **Growth and Income Portfolio**, we have combined the performance of unmanaged indices reflecting the baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Domestic Large Company Stocks — 36%; Domestic Small Company Stocks — 9%; Foreign Stocks — 5%; Domestic Bonds — 45%; and Foreign Bonds — 5%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the MSCI EAFE, the Lehman Brothers Index and the J.P. Morgan Global Index and is weighted to the aforementioned baseline percentages. The indices are described above. For the **Income Portfolio**, we have combined the performance of unmanaged indices reflecting the baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Bonds — 67.5%; Stocks — 22.5%; and Treasury Bills — 10%. The Customized Blended Index combines returns from the Lehman Brothers Index, the S&P 500 Index (both described above) and the 90-day Treasury bill rate, as it changes from time to time, and is weighted to the aforementioned baseline percentages.*

³   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The S&P 500 Index and the Lehman Brothers Intermediate Government/Credit Bond Index are described above.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in the Investor shares and Restricted shares of Dreyfus LifeTime Portfolios, Inc., Growth and Income Portfolio with the Standard & Poor's 500 Composite Stock Price Index and a Customized Blended Index

† Source: Lipper Inc.
†† Source: Lipper Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan & Co. Incorporated and Bloomberg L.P.
Past performance is not predictive of future performance.

Average Annual Total Returns *as of 9/30/08*

	1 Year	5 Years	10 Years
Investor shares	**(13.65)%**	**4.21%**	**3.28%**
Restricted shares	**(13.38)%**	**4.58%**	**3.65%**

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The graph on the left compares a $10,000 investment made in each of the Investor shares and Restricted shares of the Growth and Income Portfolio on 9/30/98 to a $10,000 investment made on that date in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") as well as to a Customized Blended Index reflecting the portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the portfolio's prospectus. The Customized Blended Index is calculated on a year-to-year basis. All dividends and capital gain distributions are reinvested. The Growth and Income Portfolio allocates your money among domestic and foreign stocks and bonds. The portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The S&P 500 Index was selected because (1) domestic common stocks represent a significant portion of the Baseline and (2) the majority of the stock portion of the portfolio is invested in stocks included in the S&P 500 Index. Because the portfolio has significant fixed-income holdings, however, it can underperform an equity-only index. The Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus Baseline percentages: Domestic Large Company Stocks - 36%; Domestic Small Company Stocks - 9%; Foreign Stocks - 5%; Domestic Bonds - 45%; Foreign Bonds - 5%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index-Hedged, $U.S. ("EAFE Index"), the Barclays Capital Intermediate Government/Credit Bond Index ("Barclays Index") and the J.P. Morgan Non-U.S. Government Bond Index-Hedged, $U.S. ("J.P. Morgan Global Index"), and is weighted to the aforementioned Baseline percentages. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. The EAFE Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Barclays Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. The J.P. Morgan Global Index is an index that measures returns on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bonds component. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to the portfolio's performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in the Investor shares and Restricted shares of Dreyfus LifeTime Portfolios, Inc., Income Portfolio with the Barclays Capital Intermediate Government/Credit Bond Index and a Customized Blended Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.

Average Annual Total Returns *as of 9/30/08*

	1 Year	5 Years	10 Years
Investor shares	**(4.80)%**	**2.30%**	**3.21%**
Restricted shares	**(4.95)%**	**2.54%**	**3.51%**

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The graph on the left compares a $10,000 investment made in each of the Investor shares and Restricted shares of the Income Portfolio on 9/30/98 to a $10,000 investment made on that date in the Barclays Capital Intermediate Government/Credit Bond Index ("Barclays Index") as well as to a Customized Blended Index reflecting the portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the portfolio's prospectus. The Customized Blended Index is calculated on a year-to-year basis. All dividends and capital gain distributions are reinvested.

The Income Portfolio allocates your money among domestic bonds and stocks and money market instruments. The portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The Barclays Index does not take into account charges, fees and other expenses. The Barclays Index was selected because (1) government and corporate bonds represent the highest Baseline percentage of the portfolio and (2) the fixed-income portion of the portfolio is invested to represent the Barclays Index. The Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus Baseline percentages: Bonds - 67.5%; Stocks - 22.5%; and Treasury Bills - 10%. The Customized Blended Index combines returns from the Barclays Index, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and the 90-day Treasury bill rate, as it changes from time to time, and is weighted to the aforementioned Baseline percentages. The Barclays Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to the portfolio's performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in the Investor shares and Restricted shares of Dreyfus LifeTime Portfolios, Inc., Growth Portfolio with the Standard & Poor's 500 Composite Stock Price Index and a Customized Blended Index

† *Source: Lipper Inc.*
†† *Source: Lipper Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan & Co. Incorporated and Bloomberg L.P.*
Past performance is not predictive of future performance.

Average Annual Total Returns *as of 9/30/08*

	1 Year	5 Years	10 Years
Investor shares	**(23.09)%**	**4.83%**	**2.33%**
Restricted shares	**(22.88)%**	**5.21%**	**2.71%**

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The graph on the left compares a $10,000 investment made in each of the Investor shares and Restricted shares of the Growth Portfolio on 9/30/98 to a $10,000 investment made on that date in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") as well as to a Customized Blended Index reflecting the portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the portfolio's prospectus. The Customized Blended Index is calculated on a year-to-year basis. All dividends and capital gain distributions are reinvested.

The Growth Portfolio allocates your money among domestic and foreign stocks and bonds. The portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The S&P 500 Index was selected because (1) domestic common stocks represent the highest Baseline percentage of the portfolio's assets and (2) the majority of the stock portion of the portfolio is invested in stocks included in the S&P 500 Index. The Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus Baseline percentages: Domestic Large Company Stocks - 54.4%; Domestic Small Company Stocks - 13.6%; Foreign Stocks - 12.0%; Domestic Bonds - 17.0%; and Foreign Bonds - 3.0%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index-Hedged, $U.S. ("EAFE Index"), the Barclays Capital Intermediate Government/Credit Bond Index ("Barclays Index") and the J.P. Morgan Non-U.S. Government Bond Index-Hedged, $U.S. ("J.P. Morgan Global Index") and is weighted to the aforementioned Baseline percentages. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. The EAFE Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Barclays Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. The J.P. Morgan Global Index is an index that measures returns on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bonds component. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to the portfolio's performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each portfolio from April 1, 2008 to September 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2008

	Restricted Class Shares	Investor Class Shares
LifeTime Income Portfolio		
Expenses paid per $1,000†	$ 4.49	$ 4.64
Ending value (after expenses)	$952.40	$952.20
LifeTime Growth and Income Portfolio		
Expenses paid per $1,000†	$ 5.35	$ 7.31
Ending value (after expenses)	$926.50	$924.60
LifeTime Growth Portfolio		
Expenses paid per $1,000†	$ 6.52	$ 8.07
Ending value (after expenses)	$888.80	$887.90

† *Expenses are equal to the LifeTime Income Portfolio's annualized expense ratio of .92% for Restricted Class and .95% for Investor Class, LifeTime Growth and Income Portfolio 1.11% for Restricted Class and 1.52% for Investor Class and LifeTime Growth Portfolio 1.38% for Restricted Class and 1.71% for Investor Class, multiplied by the respective portfolio's average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2008

	Restricted Class Shares	Investor Class Shares
LifeTime Income Portfolio		
Expenses paid per $1,000†	$ 4.65	$ 4.80
Ending value (after expenses)	$1,020.40	$1,020.25
LifeTime Growth and Income Portfolio		
Expenses paid per $1,000†	$ 5.60	$ 7.67
Ending value (after expenses)	$1,019.45	$1,017.40
LifeTime Growth Portfolio		
Expenses paid per $1,000†	$ 6.96	$ 8.62
Ending value (after expenses)	$1,018.10	$1,016.45

† *Expenses are equal to the LifeTime Income Portfolio's annualized expense ratio of .92% for Restricted Class and .95% for Investor Class, LifeTime Growth and Income Portfolio 1.11% for Restricted Class and 1.52% for Investor Class and LifeTime Growth Portfolio 1.38% for Restricted Class and 1.71% for Investor Class, multiplied by the respective portfolio's average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2008

Income Portfolio

Bonds and Notes—75.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks—5.9%				
Bank One, Sub. Notes	5.90	11/15/11	40,000	39,072
Citigroup, Sub. Notes	5.50	2/15/17	45,000	34,574
HSBC Holdings, Sub. Notes	5.25	12/12/12	95,000	90,444
KFW, Gov't Gtd. Notes	4.63	1/20/11	140,000	144,779
KFW, Gov't Gtd. Notes	4.75	5/15/12	40,000	41,585
Rentenbank, Govt. Gtd. Bonds	5.13	2/1/17	35,000	36,826
Royal Bank of Scotland Group, Sub. Notes	6.38	2/1/11	110,000	108,185
Sanwa Finance Aruba, Bank Gtd. Notes	8.35	7/15/09	100,000	101,124
Wachovia, Sub. Notes	5.63	10/15/16	20,000	12,477
Wachovia, Sr. Unscd. Notes	5.75	2/1/18	30,000	22,543
				631,609
Chemicals—.8%				
Dow Chemical, Sr. Unscd. Notes	6.13	2/1/11	50,000	51,120
Monsanto, Sr. Unscd. Notes	7.38	8/15/12	35,000	37,334
				88,454
Diversified Financial Services—7.1%				
American International Group, Sr. Unscd. Notes	4.25	5/15/13	35,000 [a]	20,029
AXA Financial, Unscd. Notes	7.75	8/1/10	75,000	76,942
Bear Stearns, Sr. Unscd. Notes	4.65	7/2/18	40,000	31,382
Capital One Financial, Sr. Unscd. Notes	6.75	9/15/17	20,000	17,634
CIT Group, Sr. Unscd, Notes	5.13	9/30/14	40,000	19,748

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Citigroup, Sr. Unscd. Notes	5.30	1/7/16	45,000	36,306
Diageo Capital, Gtd. Notes	5.75	10/23/17	45,000	43,257
General Electric Capital, Sr. Unscd. Notes	5.40	2/15/17	35,000	30,808
General Electric Capital, Sr. Unscd. Notes, Ser. A	5.45	1/15/13	45,000	42,080
General Electric Capital, Sr. Unscd. Notes	5.63	5/1/18	15,000	12,701
Goldman Sachs Group, Sr. Unscd. Notes	5.35	1/15/16	35,000	28,348
Goldman Sachs Group, Sr. Unscd. Notes	6.60	1/15/12	50,000	46,643
HSBC Finance, Sr. Unscd. Notes	5.00	6/30/15	45,000	40,226
HSBC Finance, Sr. Unscd. Notes	6.38	11/27/12	30,000	28,897
International Lease Finance, Sr. Unscd. Notes	5.00	4/15/10	130,000	96,331
Jefferies Group, Sr. Unscd. Notes	7.75	3/15/12	25,000	24,049
JPMorgan Chase & Co., Sr. Unscd. Notes	6.00	1/15/18	50,000	45,672
Merrill Lynch & Co., Sub. Notes	6.05	5/16/16	50,000	40,856
Merrill Lynch & Co., Notes	6.88	4/25/18	30,000	26,587
Prudential Financial, Sr. Unscd. Notes	5.50	3/15/16	40,000	35,851
Rio Tinto Finance USA, Gtd. Notes	6.50	7/15/18	10,000	9,473
Travelers Cos., Jr. Sub. Bonds	6.25	3/15/37	15,000 [a]	11,555
				765,375
Electric Utilities–1.9%				
Commonwealth Edison, First Mortgage Bonds	5.80	3/15/18	15,000	13,770

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Dominion Resources,				
Sr. Unscd. Notes	4.75	12/15/10	35,000	34,847
Florida Power,				
First Mortgage Bonds	5.10	12/1/15	50,000	47,884
Hydro Quebec,				
Gov't Gtd. Debs., Ser. JL	6.30	5/11/11	30,000	32,260
Metropolitan Edison,				
Sr. Unscd. Notes	4.88	4/1/14	20,000	17,962
Ohio Power,				
Sr. Unscd. Notes, Ser. K	6.00	6/1/16	40,000	38,224
Virginia Electric and Power,				
Sr. Unscd. Notes, Ser. A	4.75	3/1/13	25,000	24,036
				208,983
Food & Beverages–.9%				
Conagra Foods,				
Sr. Unscd. Notes	7.88	9/15/10	55,000	58,068
General Mills,				
Sr. Unscd. Notes	5.70	2/15/17	35,000	33,968
				92,036
Foreign/Governmental–3.7%				
European Investment Bank,				
Notes	3.13	7/15/11	50,000	50,219
European Investment Bank,				
Sr. Unscd. Notes	4.63	5/15/14	35,000	36,302
European Investment Bank,				
Sr. Unscd. Bonds	5.13	9/13/16	30,000	31,567
Export-Import Bank of Korea,				
Unscd. Bonds	5.13	3/16/15	95,000	83,838
Federal Republic of Brazil,				
Unsub. Notes	8.00	1/15/18	35,000	37,625
International Bank for				
Reconstruction & Development,				
Notes	3.63	5/21/13	80,000	79,340
Province of Manitoba Canada,				
Sr. Unscd. Debs., Ser. FH	4.90	12/6/16	25,000	25,884
Province of Ontario Canada,				
Sr. Unscd. Notes	4.50	2/3/15	20,000	20,152

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental (continued)				
United Mexican States, Sr. Unscd. Notes	5.63	1/15/17	34,000	33,286
				398,213
Health Care−.5%				
Baxter International, Sr. Unscd. Notes	4.63	3/15/15	15,000	14,399
Johnson & Johnson, Sr. Unscd. Notes	5.15	7/15/18	10,000	9,844
Medco Health Solutions I, Sr. Unscd. Notes	7.13	3/15/18	15,000	15,225
Wyeth, Sr. Unscd. Notes	5.50	2/15/16	15,000	14,662
				54,130
Industrial−2.0%				
Alcoa, Sr. Unscd. Notes	5.55	2/1/17	40,000	35,788
Cox Communications, Sr. Unscd. Notes	5.45	12/15/14	25,000	23,324
CRH America, Gtd. Notes	5.30	10/15/13	25,000	22,809

Daimler Finance
  North America,
  Gtd. Notes
	8.00	6/15/10	50,000	52,306

General Electric, Sr. Unscd. Notes	5.00	2/1/13	35,000	32,266
United Technologies, Sr. Unscd. Notes	7.13	11/15/10	50,000	54,302
				220,795
Media−.9%				
Comcast, Gtd. Notes	4.95	6/15/16	35,000	30,216
News America, Gtd. Debs.	7.25	5/18/18	15,000	14,864
Time Warner Entertainment, Gtd. Notes	8.88	10/1/12	45,000	47,179
				92,259

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas—1.4%				
Canadian National Resources, Sr. Unscd. Notes	5.15	2/1/13	25,000	23,304
ConocoPhillips Canada Funding, Gtd. Notes	5.63	10/15/16	10,000	9,729
El Paso Natural Gas, Sr. Unscd. Notes	5.95	4/15/17	25,000	22,245
Kinder Morgan Energy Partners, Sr. Unscd. Notes	7.13	3/15/12	40,000	40,473
PC Financial Partnership, Gtd. Notes	5.00	11/15/14	25,000	21,534
Petrobras International Finance, Gtd. Notes	5.88	3/1/18	10,000	9,139
Transocean, Sr. Unscd. Notes	6.00	3/15/18	25,000	23,373
				149,797
Real Estate Investment Trusts—1.7%				
Allstate, Sr. Unscd. Notes	5.00	8/15/14	20,000	18,917
Brookfield Asset Management, Sr. Unscd. Notes	7.13	6/15/12	100,000	100,158
ERP Operating, Sr. Unscd. Notes	6.63	3/15/12	40,000	39,748
HCP, Sr. Unscd. Notes	6.00	1/30/17	25,000	20,016
				178,839
Retail—2.7%				
Lowe's Companies, Sr. Unscd. Notes	6.10	9/15/17	20,000	19,965
Macy's Retail Holdings, Gtd. Notes	6.63	4/1/11	50,000	48,631
Nordstrom, Sr. Unscd. Notes	5.63	1/15/09	200,000	200,324
Wal-Mart Stores, Sr. Unscd. Notes	5.80	2/15/18	20,000	19,573
				288,493

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Technology—1.5%				
Electronic Data Systems, Sr. Unscd. Notes, Ser. B	6.00	8/1/13	55,000 [a]	56,135
IBM, Sr. Unscd. Notes	4.75	11/29/12	85,000	85,170
Oracle, Sr. Unscd. Notes	5.75	4/15/18	20,000	18,603
				159,908
Telecommunications—1.1%				
AT&T, Sr. Unscd. Notes	5.10	9/15/14	35,000	32,776
AT&T, Sr. Unscd. Bonds	5.50	2/1/18	15,000	13,381
Telecom Italia Capital, Gtd. Notes	4.95	9/30/14	30,000	25,330
Verizon New England, Sr. Unscd. Debs., Ser. C	4.75	10/1/13	25,000	22,978
Verizon New Jersey, Sr. Unscd. Bonds, Ser. A	5.88	1/17/12	30,000	29,466
				123,931
Transportation—.4%				
CSX, Sr. Unscd. Notes	6.25	3/15/18	25,000	22,666
Union Pacific, Sr. Unscd. Notes	6.50	4/15/12	25,000	25,346
				48,012
U.S. Government Agencies—13.9%				
Federal Farm Credit Banks, Bonds	4.88	1/17/17	25,000	25,187
Federal Home Loan Banks, Bonds, Ser. 567	4.38	9/17/10	75,000	76,515
Federal Home Loan Banks, Bonds, Ser. 363	4.50	11/15/12	95,000	96,997
Federal Home Loan Banks, Bonds, Ser. 432	4.50	9/16/13	50,000	50,701

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal Home Loan Banks, Bonds, Ser. 616	4.63	2/18/11	85,000	87,319
Federal Home Loan Banks, Bonds, Ser. VB15	5.00	12/21/15	35,000	35,971
Federal Home Loan Mortgage Corp., Notes	4.13	7/12/10	190,000 b	193,289
Federal Home Loan Mortgage Corp., Notes	4.50	1/15/13	75,000 b	76,852
Federal Home Loan Mortgage Corp., Notes	4.50	1/15/14	55,000 b	56,240
Federal Home Loan Mortgage Corp., Notes	4.88	11/15/13	10,000 b	10,417
Federal Home Loan Mortgage Corp., Notes	5.00	7/15/14	60,000 b	62,487
Federal Home Loan Mortgage Corp., Notes	5.25	7/18/11	100,000 b	105,057
Federal Home Loan Mortgage Corp., Notes	5.63	3/15/11	120,000 b	126,730
Federal Home Loan Mortgage Corp., Notes	7.00	3/15/10	150,000 b	158,145
Federal National Mortgage Association, Notes	4.38	10/15/15	40,000 b	39,840
Federal National Mortgage Association, Notes	4.63	10/15/13	35,000 b	36,070
Federal National Mortgage Association, Notes	5.38	6/12/17	75,000 b	78,772
Federal National Mortgage Association, Sub. Notes	6.25	2/1/11	40,000 b	41,861
Federal National Mortgage Association, Notes	6.63	9/15/09	100,000 b	103,110
Federal National Mortgage Association, Notes	6.63	11/15/10	40,000 b	42,862
				1,504,422

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Securities–29.4%				
U.S. Treasury Bonds	7.25	5/15/16	130,000	160,966
U.S. Treasury Bonds	8.75	5/15/17	135,000	183,136
U.S. Treasury Notes	3.50	2/15/10	210,000	214,758
U.S. Treasury Notes	3.50	2/15/18	40,000	39,238
U.S. Treasury Notes	3.63	1/15/10	50,000	51,156
U.S. Treasury Notes	3.63	5/15/13	105,000	108,306
U.S. Treasury Notes	3.88	7/15/10	300,000	310,899
U.S. Treasury Notes	3.88	2/15/13	215,000	223,785
U.S. Treasury Notes	3.88	5/15/18	135,000	135,928
U.S. Treasury Notes	4.00	3/15/10	155,000	159,844
U.S. Treasury Notes	4.25	8/15/13	210,000	222,977
U.S. Treasury Notes	4.25	11/15/13	65,000	69,134
U.S. Treasury Notes	4.25	8/15/14	155,000	165,087
U.S. Treasury Notes	4.25	8/15/15	25,000	26,436
U.S. Treasury Notes	4.25	11/15/17	125,000	129,590
U.S. Treasury Notes	4.50	3/31/12	50,000	53,211
U.S. Treasury Notes	4.50	4/30/12	125,000	133,281
U.S. Treasury Notes	4.50	2/15/16	15,000	15,994
U.S. Treasury Notes	4.63	2/29/12	70,000	74,736
U.S. Treasury Notes	4.63	11/15/16	40,000	42,650
U.S. Treasury Notes	4.75	3/31/11	325,000	346,481
U.S. Treasury Notes	4.75	5/31/12	120,000	128,991
U.S. Treasury Notes	5.00	2/15/11	165,000	176,498
				3,173,082
Total Bonds and Notes				
(cost $8,328,217)				**8,178,338**

Short-Term Investments–4.6%

U.S. Treasury Bills;				
1.63%, 11/6/08				
(cost $499,185)			500,000 c	**499,690**

Income Portfolio (continued)

Other Investment−14.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,517,000)	1,517,000 d	**1,517,000**
Total Investments (cost $10,344,402)	**94.5%**	**10,195,028**
Cash and Receivables (Net)	**5.5%**	**591,336**
Net Assets	**100.0%**	**10,786,364**

a   *Variable rate security—interest rate subject to periodic change.*
b   *On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator.*
c   *All or partially held by a broker as collateral for open financial futures positions.*
d   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	43.3	Short-Term/Money	
Corporate Bonds	28.8	Market Investments	18.7
		Foreign/Governmental	3.7
			94.5

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2008

Income Portfolio

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 9/30/2008 ($)
Financial Futures Long				
Standard & Poor's 500	9	2,626,650	December 2008	**(165,420)**

See notes to financial statements.

Growth and Income Portfolio

Common Stocks–51.4%	Shares		Value ($)
Consumer Discretionary–5.6%			
Apollo Group, Cl. A	5,100	a	302,430
AutoZone	1,375	a	169,592
Best Buy	7,000		262,500
Dollar Tree	6,750	a	245,430
Family Dollar Stores	14,076		333,601
Gannett	15,700	b	265,487
Gap	22,831		405,935
Garmin	6,450	b	218,913
Genuine Parts	11,200		450,352
H & R Block	23,350		531,212
Hasbro	6,200		215,264
International Game Technology	5,887		101,139
Limited Brands	11,476		198,764
Marvel Entertainment	6,600	a,b	225,324
McDonald's	8,700		536,790
News, Cl. A	8,700		104,313
NVR	200	a	114,400
Omnicom Group	6,224		239,997
Priceline.com	1,075	a,b	73,562
TJX Cos.	8,450		257,894
Viacom, Cl. B	3,175	a	78,867
			5,331,766
Consumer Staples–6.8%			
Altria Group	27,075		537,168
Archer-Daniels-Midland	11,150		244,296
Avon Products	9,884		410,878
BJ's Wholesale Club	7,700	a,b	299,222
Bunge	3,100	b	195,858
Coca-Cola Enterprises	21,150		354,685
Colgate-Palmolive	1,242		93,585
Dean Foods	15,982	a	373,339
Estee Lauder, Cl. A	5,376		268,316
Kraft Foods, Cl. A	12,086		395,817
Philip Morris International	15,036		723,232

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Procter & Gamble	8,734	608,672
Reynolds American	5,775	280,781
Safeway	9,800	232,456
Sara Lee	8,625	108,934
Wal-Mart Stores	22,757	1,362,917
		6,490,156
Energy—5.9%		
Chevron	10,330	852,018
Cimarex Energy	3,300	161,403
ConocoPhillips	10,200	747,150
Exxon Mobil	22,954	1,782,607
Halliburton	10,030	324,872
Marathon Oil	4,900	195,363
Nabors Industries	5,856 [a]	145,931
National Oilwell Varco	1,950 [a]	97,949
Nexen	22,000	511,060
Occidental Petroleum	4,500	317,025
Ultra Petroleum	5,286 [a]	292,527
Unit	2,000 [a]	99,640
Valero Energy	4,250	128,775
		5,656,320
Exchange Traded Funds—.5%		
Standard & Poor's Depository Receipts (Tr. Ser. 1)	4,505 [b]	**522,535**
Financial—8.7%		
Assurant	5,414	297,770
Bank of America	6,175	216,125
BlackRock	1,600	311,200
Boston Properties	6,300	590,058
Charles Schwab	25,443	661,518
Goldman Sachs Group	4,527	579,456
Hudson City Bancorp	37,000	682,650
Janus Capital Group	9,823	238,502
JPMorgan Chase & Co.	14,617	682,614

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Lazard, Cl. A	9,200	393,392
Loews	11,000	434,390
Moody's	5,800	197,200
Nasdaq OMX Group	12,500 ᵃ	382,125
Northern Trust	7,950	573,990
Progressive	19,500	339,300
State Street	2,925	166,374
Travelers Cos.	5,200	235,040
Unum Group	20,797	522,005
Waddell & Reed Financial, Cl. A	3,300	81,675
Wells Fargo & Co.	16,450	617,369
		8,202,753
Health Care—6.3%		
Abbott Laboratories	6,250	359,875
Allergan	5,374	276,761
Amgen	6,450 ᵃ	382,291
Biogen Idec	6,850 ᵃ	344,486
Boston Scientific	24,100 ᵃ	295,707
Bristol-Myers Squibb	12,350	257,497
CIGNA	3,825	129,973
Endo Pharmaceuticals Holdings	8,175 ᵃ	163,500
Forest Laboratories	2,950 ᵃ	83,426
Gilead Sciences	8,583 ᵃ	391,213
Humana	1,475 ᵃ	60,770
Johnson & Johnson	8,481	587,564
Laboratory Corp. of America Holdings	2,778 ᵃ	193,071
Medtronic	2,650	132,765
Merck & Co.	25,609	808,220
Pfizer	26,900	496,036
Pharmaceutical Product Development	6,714	277,624
Thermo Fisher Scientific	9,960 ᵃ	547,800
UnitedHealth Group	4,700	119,333
WellPoint	2,050 ᵃ	95,879
		6,003,791

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Industrial−4.8%		
Acuity Brands	3,725 [b]	155,556
Boeing	2,622	150,371
CSX	4,150	226,465
Cummins	1,575	68,859
Deere & Co.	4,668	231,066
Emerson Electric	15,350	626,126
FedEx	2,069	163,534
Flowserve	2,400	213,048
Fluor	7,600	423,320
General Electric	21,736	554,268
Honeywell International	6,650	276,308
Joy Global	3,900	176,046
Lockheed Martin	1,950	213,857
Raytheon	6,950	371,895
Tyco International	2,925	102,433
Union Pacific	3,170	225,577
United Technologies	7,275	436,937
		4,615,666
Information Technology−8.4%		
Accenture, Cl. A	8,700	330,600
Akamai Technologies	10,164 [a]	177,260
Apple	3,770 [a]	428,498
Cisco Systems	19,379 [a]	437,190
Corning	10,872	170,038
eBay	9,350 [a]	209,253
EMC	22,011 [a]	263,251
Google, Cl. A	1,532 [a]	613,597
Hewlett-Packard	3,225	149,124
Intel	19,631	367,689
International Business Machines	4,100	479,536
Lam Research	6,250 [a]	196,813
Linear Technology	7,100	217,686
MasterCard, Cl. A	775	137,431
MEMC Electronic Materials	4,250 [a]	120,105

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Microsoft	61,702	1,646,826
Nokia, ADR	7,150	133,348
Oracle	14,426 [a]	292,992
QLogic	10,950 [a]	168,192
QUALCOMM	5,570	239,343
Texas Instruments	29,150	626,725
Visa, Cl. A	810	49,726
Western Union	25,650	632,786
		8,088,009
Materials−1.9%		
Allegheny Technologies	3,904	115,363
CF Industries Holdings	4,500	411,570
FMC	3,250	167,018
Monsanto	4,071	402,948
Nucor	8,350	329,825
Potash Corp of Saskatchewan	637	84,090
Reliance Steel & Aluminum	4,000	151,880
United States Steel	1,850	143,579
		1,806,273
Telecommunication Services−1.0%		
AT & T	11,400	318,288
Rogers Communications, Cl. B	2,850	94,734
Verizon Communications	11,751	377,090
Windstream	15,125	165,468
		955,580
Utilities−1.5%		
Consolidated Edison	3,025	129,954
Constellation Energy Group	1,950	47,385
Edison International	12,950	516,705
PG & E	9,050	338,923
Sempra Energy	8,850	446,660
		1,479,627
Total Common Stocks		
(cost $50,893,394)		**49,152,476**

Growth and Income Portfolio (continued)

Bonds and Notes–36.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.1%				
Boeing, Sr. Unscd. Notes	5.13	2/15/13	55,000	54,975
United Technologies, Sr. Unscd. Notes	7.13	11/15/10	40,000	43,442
				98,417
Auto Parts & Equipment–.0%				
Johnson Controls, Sr. Unscd. Notes	5.50	1/15/16	25,000	**23,863**
Banks–2.0%				
Bank of America, Sr. Unscd. Notes	4.88	1/15/13	115,000	105,515
Bank of America, Sr. Unscd. Notes	5.65	5/1/18	55,000	46,408
Bank of America, Sr. Unscd. Notes	5.75	12/1/17	85,000	72,201
Bank One, Sub. Notes	5.90	11/15/11	75,000	73,260
BB & T, Sub. Notes	4.75	10/1/12	85,000	76,284
Capital One Financial, Sr. Unscd. Notes	5.70	9/15/11	40,000	35,445
Credit Suisse New York, Sub. Notes	6.00	2/15/18	55,000	47,998
Deutsche Bank AG London, Notes	4.88	5/20/13	80,000	76,491
Deutsche Bank Financial, Notes	5.38	3/2/15	45,000	40,834
First Union, Sub. Notes	7.80	8/18/10	95,000	79,153
KFW, Gov't Gtd. Notes	3.25	2/15/11	190,000	191,467
KFW, Gov't Gtd. Notes	3.25	3/15/13	85,000 [b]	83,679
KFW, Gov't Gtd. Notes	4.88	1/17/17	65,000	67,671

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
KFW,				
Gov't Gtd. Bonds	5.13	3/14/16	35,000	36,982
M&T Bank,				
Sr. Unscd. Bonds	5.38	5/24/12	55,000	51,642
Marshall & Ilsley,				
Sr. Unscd. Notes	5.63	8/17/09	105,000	102,049
Oesterreichische Kontrollbank,				
Gov't Gtd. Notes	4.50	3/9/15	40,000	41,538
PNC Funding,				
Bank Gtd. Notes	5.63	2/1/17	55,000	48,800
Rentenbank,				
Gov't Gtd. Bonds	5.13	2/1/17	55,000	57,869
Royal Bank of Scotland Group,				
Sub. Notes	6.38	2/1/11	100,000	98,350
Sanwa Bank,				
Sr. Sub. Notes	7.40	6/15/11	80,000	85,355
Suntrust Bank,				
Sub. Notes	6.38	4/1/11	40,000	38,904
U.S. Bank,				
Sub. Notes	6.38	8/1/11	110,000	111,108
Wachovia,				
Sub. Notes	5.63	10/15/16	25,000	15,597
Wachovia,				
Sr. Unscd. Notes	5.75	2/1/18	55,000	41,329
Wells Fargo & Co.,				
Sub. Notes	5.13	9/15/16	30,000	25,965
Wells Fargo & Co.,				
Sr. Unscd. Notes	5.63	12/11/17	50,000	46,032
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	25,000	25,488
Zions Bancorporation,				
Sub. Notes	5.50	11/16/15	65,000	37,137
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	45,000	27,228
				1,887,779

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Building & Construction–.1%				
CRH America,				
Gtd. Notes	5.30	10/15/13	50,000	45,618
CRH America,				
Gtd. Notes	6.00	9/30/16	65,000	56,101
				101,719
Chemicals–.1%				
Dow Chemical,				
Sr. Unscd. Notes	5.70	5/15/18	55,000	50,756
Potash of Saskatchewan,				
Unscd. Notes	7.75	5/31/11	70,000	73,396
Rohm & Haas,				
Sr. Unscd. Notes	5.60	3/15/13	15,000	14,737
				138,889
Commercial &				
Professional Services–.1%				
Donnelley (R.R.) and Sons,				
Sr. Unscd. Notes	5.63	1/15/12	60,000	57,935
PHH,				
Sr. Unscd. Notes	7.13	3/1/13	35,000	31,938
				89,873
Consumer Products–.1%				
Kimberly-Clark,				
Sr. Unscd. Notes	6.13	8/1/17	40,000	40,131
Procter & Gamble,				
Sr. Unscd. Notes	4.95	8/15/14	35,000	35,414
				75,545
Diversified Financial Services–3.4%				
American Express,				
Sr. Unscd. Notes	7.00	3/19/18	70,000	61,883
American General Finance,				
Sr. Unscd. Notes, Ser. I	5.40	12/1/15	40,000	19,771
Bear Stearns,				
Sr. Unscd. Notes	5.30	10/30/15	55,000	48,833
Bear Stearns,				
Sr. Unscd. Notes	7.25	2/1/18	30,000	28,919

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Boeing Capital, Sr. Unscd. Notes	7.38	9/27/10	100,000	107,273
Cit Group, Sr. Unscd. Notes	7.63	11/30/12	125,000	79,358
Citigroup, Sub. Notes	5.00	9/15/14	95,000	72,926
Citigroup, Sr. Unscd. Notes	5.50	4/11/13	230,000	200,951
Citigroup, Sr. Unscd. Notes	6.13	11/21/17	120,000	101,866
Credit Suisse First Boston USA, Gtd. Notes	4.13	1/15/10	165,000	159,986
Credit Suisse USA, Gtd. Notes	5.50	8/16/11	125,000	123,285
Eksportfinans, Unscd. Notes	5.50	5/25/16	60,000	63,127
General Electric Capital, Sr. Unscd. Notes, Ser. A	4.75	9/15/14	55,000	50,413
General Electric Capital, Sr. Unscd. Notes	5.25	10/19/12	200,000	188,199
General Electric Capital, Sr. Unscd. Notes	5.63	5/1/18	60,000	50,806
General Electric Capital, Sr. Unscd. Notes, Ser. A	6.00	6/15/12	70,000	67,617
General Electric Capital, Sub. Debs	6.38	11/15/67	55,000 c	44,577
Goldman Sachs Group, Sr. Unscd. Notes	5.25	10/15/13	90,000	75,783
Goldman Sachs Group, Sr. Unscd. Notes	5.35	1/15/16	170,000	137,689
Goldman Sachs Group, Sub. Notes	5.63	1/15/17	75,000	53,315
Goldman Sachs Group, Sr. Unscd. Notes	6.60	1/15/12	55,000	51,307
Household Finance, Sr. Unscd. Notes	6.38	11/27/12	55,000	52,978

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Household Finance, Sr. Unscd. Notes	8.00	7/15/10	160,000	163,340
International Lease Finance, Sr. Unscd. Notes	5.88	5/1/13	120,000	75,978
Janus Capital Group, Sr. Unscd. Notes	6.25	6/15/12	40,000	37,832
John Deere Capital, Sr. Unscd. Notes	7.00	3/15/12	80,000	83,993
JPMorgan Chase & Co., Sr. Unscd. Notes	4.75	3/1/15	60,000	53,839
JPMorgan Chase & Co., Sr. Unscd. Notes	5.38	10/1/12	125,000	120,865
JPMorgan Chase & Co., Sub. Notes	5.75	1/2/13	50,000	47,912
JPMorgan Chase & Co., Sr. Unscd. Notes	6.00	1/15/18	35,000	31,971
Merrill Lynch & Co., Sr. Unscd. Notes	4.79	8/4/10	165,000	156,103
Merrill Lynch & Co., Sr. Unscd. Notes	5.45	7/15/14	45,000	38,911
Merrill Lynch & Co., Sub. Notes	6.05	5/16/16	140,000	114,397
Morgan Stanley, Sr. Unscd. Notes	4.00	1/15/10	170,000	139,441
Morgan Stanley, Sr. Unscd. Notes	5.30	3/1/13	70,000	48,119
Morgan Stanley, Sr. Unscd. Notes	5.95	12/28/17	105,000	65,879
Morgan Stanley, Sr. Unscd. Notes	6.60	4/1/12	100,000	72,690
Pemex Finance, Notes	9.03	2/15/11	90,000	94,004
SLM, Sr. Unscd. Notes, Ser. A	5.00	10/1/13	50,000	31,031
				3,217,167

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Metals & Mining–.3%				
Alcan,				
Sr. Unscd. Notes	5.00	6/1/15	40,000	36,906
Alcoa,				
Sr. Unscd. Notes	5.38	1/15/13	100,000	96,546
Freeport-McMoran C&G,				
Sr. Unscd. Notes	8.38	4/1/17	85,000	83,850
Rio Tinto Finance USA,				
Gtd. Notes	6.50	7/15/18	80,000	75,782
				293,084
Electric Utilities–.9%				
Appalachian Power,				
Sr. Unscd. Notes, Ser. O	5.65	8/15/12	25,000	24,489
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	50,000	44,855
Commonwealth Edison,				
First Mortgage Bonds	5.80	3/15/18	25,000	22,950
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. 02-B	4.88	2/1/13	55,000	53,789
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. 06-D	5.30	12/1/16	20,000	18,496
Exelon,				
Sr. Unscd. Notes	4.90	6/15/15	45,000	39,679
FPL Group Capital,				
Gtd. Debs.	5.63	9/1/11	110,000	112,460
MidAmerican Energy,				
Sr. Unscd. Notes	5.30	3/15/18	30,000	27,289
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	50,000	47,767
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	35,000	29,021
NiSource Finance,				
Gtd. Notes	7.88	11/15/10	100,000	102,901
Ohio Edison,				
Sr. Unscd. Notes	6.40	7/15/16	55,000	52,405
PPL Electric Utilities,				
Sr. Scd. Bonds	6.25	8/15/09	100,000	101,499

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Public Service of Colorado,				
First Mortgage Bonds, Ser. 12	4.88	3/1/13	50,000	49,363
Southern,				
Sr. Unscd. Notes, Ser. A	5.30	1/15/12	25,000	25,109
Southwestern Electric Power,				
Sr. Unscd. Notes, Ser. E	5.55	1/15/17	25,000	22,529
Virginia Electric & Power,				
Sr. Unscd. Notes, Ser. A	5.40	1/15/16	30,000	28,189
Virginia Electric & Power,				
Sr. Unscd. Notes	5.40	4/30/18	55,000	50,367
				853,157
Environmental Control—.1%				
Republic Services,				
Sr. Unscd. Notes	6.75	8/15/11	80,000	**82,716**
Food & Beverages—.4%				
Anheuser-Busch Cos.,				
Sr. Unscd. Bonds	5.00	1/15/15	55,000	50,147
Coca-Cola Enterprises,				
Sr. Unscd. Debs.	8.50	2/1/12	35,000	38,775
ConAgra Foods,				
Sr. Unscd. Notes	6.75	9/15/11	145,000	150,425
Delhaize Group,				
Sr. Unscd. Notes	6.50	6/15/17	30,000	28,460
Diageo Capital,				
Gtd. Notes	5.75	10/23/17	80,000	76,902
Kraft Foods,				
Sr. Unscd. Notes	5.25	10/1/13	50,000	48,121
Kraft Foods,				
Sr. Unscd. Notes	6.00	2/11/13	10,000	9,948
				402,778
Foreign/Governmental—1.7%				
African Development Bank,				
Sub. Notes	6.88	10/15/15	45,000	51,294
Asian Development Bank,				
Unsub. Notes	5.50	6/27/16	70,000	75,855

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental (continued)				
European Investment Bank, Sr. Unscd. Notes	3.25	2/15/11	85,000 [b]	85,656
European Investment Bank, Sr. Unscd. Notes	4.00	3/3/10	135,000	137,669
European Investment Bank, Sr. Unscd. Bonds	5.13	5/30/17	75,000	78,820
European Investment Bank, Sr. Unscd. Notes	5.25	6/15/11	105,000	111,082
Inter-American Development Bank, Sr. Unsub. Notes	4.75	10/19/12	115,000	118,714
Inter-American Development Bank, Sr. Unscd. Notes	5.13	9/13/16	55,000	57,497
International Bank for Reconstruction & Development, Notes	5.00	4/1/16	35,000	36,396
Province of Manitoba Canada, Sr. Unscd. Debs., Ser. FH	4.90	12/6/16	45,000 [b]	46,591
Province of Ontario Canada, Unscd. Bonds	4.95	6/1/12	115,000	120,111
Quebec Province, Unscd. Debs.	4.88	5/5/14	45,000 [b]	46,427
Quebec Province, Bonds	5.13	11/14/16	30,000	30,810
Republic of Chile, Unsub. Bonds	5.50	1/15/13	125,000	134,137
Republic of Italy, Sr. Unscd. Notes	4.38	6/15/13	85,000 [b]	87,446
Republic of Italy, Sr. Unscd. Notes	4.50	1/21/15	85,000	87,337
Republic of Italy, Sr. Unscd. Notes, Ser. DTC	5.63	6/15/12	30,000	31,977
Republic of Poland, Sr. Unscd. Bonds	5.00	10/19/15	40,000	39,734
Tennessee Valley Authority, Notes	5.50	7/18/17	60,000	62,979
United Mexican States, Sr. Unscd. Notes	5.63	1/15/17	20,000 [b]	19,580

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental (continued)				
United Mexican States, Unscd. Notes, Ser. A	5.88	1/15/14	105,000	105,919
United Mexican States, Sr. Unscd. Notes	6.63	3/3/15	65,000	67,763
				1,633,794
Health Care–.6%				
Abbott Laboratories, Sr. Unscd. Notes	5.88	5/15/16	35,000	34,968
Amgen, Sr. Unscd. Notes	5.85	6/1/17	85,000	81,729
Astrazeneca, Sr. Unscd. Notes	5.40	9/15/12	100,000	100,558
Baxter International, Sr. Unscd. Notes	5.90	9/1/16	50,000	50,267
Cardinal Health, Sr. Unscd. Bonds	4.00	6/15/15	60,000	51,759
Coventry Health Care, Sr. Unscd. Notes	5.95	3/15/17	30,000	25,046
Eli Lilly, Sr. Unscd. Notes	5.20	3/15/17	50,000	48,638
GlaxoSmithKline Capital, Gtd. Notes	5.65	5/15/18	45,000	42,802
Medco Health Solutions I, Sr. Unscd. Notes	7.13	3/15/18	50,000	50,752
Unitedhealth Group, Sr. Unscd. Notes	4.88	4/1/13	70,000	66,898
Wellpoint, Sr. Unscd. Notes	5.88	6/15/17	30,000	27,816
Wyeth, Sr. Unscd. Notes	5.50	2/1/14	25,000	24,810
				606,043
Hotels & Motels–.0%				
Marriott International, Sr. Unscd. Notes	6.38	6/15/17	50,000	**45,158**
Manufacturing–.2%				
General Electric, Sr. Unscd. Notes	5.00	2/1/13	80,000	73,751

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Manufacturing (continued)				
General Electric,				
Sr. Unscd. Notes	5.25	12/6/17	40,000	35,063
Honeywell International,				
Sr. Unscd. Notes	5.30	3/1/18	75,000 [b]	70,722
				179,536
Media−.5%				
Comcast Cable Communications,				
Gtd. Notes	6.75	1/30/11	80,000	81,187
Comcast,				
Gtd. Notes	5.50	3/15/11	65,000	63,861
Comcast,				
Gtd. Notes	5.88	2/15/18	60,000	53,591
Cox Communications,				
Sr. Unscd. Notes	5.45	12/15/14	45,000	41,983
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	50,000	44,123
Time Warner,				
Gtd. Notes	5.88	11/15/16	100,000	88,024
Time Warner,				
Gtd. Notes	6.75	4/15/11	50,000	49,917
Walt Disney,				
Sr. Unscd. Notes	4.70	12/1/12	75,000	74,702
				497,388
Office And Business Equipment−.1%				
Xerox,				
Sr. Unscd. Notes	5.50	5/15/12	115,000	**109,734**
Oil & Gas−.5%				
Anadarko Finance,				
Gtd. Notes, Ser. B	6.75	5/1/11	70,000	71,679
Apache Finance Canada,				
Gtd. Bonds	4.38	5/15/15	50,000	44,898
Canadian National Resources,				
Notes	5.90	2/1/18	70,000	61,715
ConocoPhillips,				
Sr. Unscd. Notes	8.75	5/25/10	75,000	80,584
PC Financial Partnership,				
Gtd. Notes	5.00	11/15/14	115,000	99,056

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Petrobras International Finance,				
Gtd. Notes	5.88	3/1/18	65,000	59,402
Sempra Energy,				
Sr. Unscd. Notes	7.95	3/1/10	25,000	25,782
Valero Energy,				
Sr. Unscd. Notes	6.13	6/15/17	50,000	46,877
XTO Energy,				
Sr. Unscd. Notes	5.65	4/1/16	35,000	32,753
				522,746
Paper & Forest Products—.1%				
International Paper,				
Sr. Unscd. Notes	6.75	9/1/11	100,000	**100,443**
Pipelines—.3%				
El Paso Natural Gas,				
Sr. Unscd. Notes	5.95	4/15/17	35,000	31,143
Enterprise Products Operating,				
Gtd. Bonds	6.30	9/15/17	90,000	84,073
Kinder Morgan Energy Partners,				
Sr. Unscd. Notes	7.13	3/15/12	85,000	86,005
Panhandle Eastern Pipeline,				
Sr. Unscd. Notes	7.00	6/15/18	70,000	66,227
				267,448
Property & Casualty Insurance—.5%				
Ace INA Holdings,				
Gtd. Notes	5.80	3/15/18	30,000	27,381
Allstate,				
Sr. Unscd. Notes	7.20	12/1/09	65,000	66,028
American International Group,				
Sr. Unscd. Notes	5.85	1/16/18	90,000	45,241
Berkshire Hathaway Finance,				
Gtd. Notes	4.85	1/15/15	60,000	58,547
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.38	3/15/17	40,000	34,393
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	55,000	50,241
MetLife,				
Sr. Unscd. Notes	6.13	12/1/11	35,000	35,365

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Prudential Financial,				
Sr. Unscd. Notes	5.10	12/14/11	40,000	39,223
Safeco,				
Sr. Unscd. Notes	4.88	2/1/10	90,000	88,694
Travelers Cos.,				
Jr. Sub. Bonds	6.25	3/15/67	50,000 c	38,515
Willis North America,				
Gtd. Notes	6.20	3/28/17	15,000	13,062
				496,690
Real Estate Investment Trusts—.4%				
Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	25,000	25,062
ERP Operating,				
Sr. Unscd. Notes	5.13	3/15/16	60,000	50,331
HCP,				
Sr. Unscd. Notes	6.00	1/30/17	30,000	24,019
Healthcare Realty Trust,				
Sr. Unscd. Notes	8.13	5/1/11	50,000	51,547
iStar Financial,				
Sr. Unscd. Notes, Ser. 1	5.88	3/15/16	35,000	17,171
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	20,000	16,666
Mack-Cali Realty,				
Sr. Unscd. Notes	7.75	2/15/11	50,000	52,513
Regency Centers,				
Gtd. Notes	5.88	6/15/17	25,000	22,152
Simon Property,				
Sr. Unscd. Notes	5.63	8/15/14	85,000	78,343
				337,804
Retail—.3%				
Costco Wholesale,				
Sr. Unscd. Notes	5.50	3/15/17	20,000	19,860
CVS Caremark,				
Sr. Unscd. Notes	4.88	9/15/14	30,000	28,099

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
CVS Caremark,				
Sr. Unscd. Notes	5.75	8/15/11	25,000	25,385
Home Depot,				
Sr. Unscd. Notes	5.40	3/1/16	50,000	42,578
Kohl's,				
Sr. Unscd. Notes	6.30	3/1/11	20,000	20,420
Lowe's Companies,				
Sr. Unscd. Notes	5.60	9/15/12	15,000	15,312
Lowe's Companies,				
Sr. Unscd. Notes	6.10	9/15/17	45,000	44,920
Macy's Retail Holdings,				
Gtd. Notes	6.63	4/1/11	55,000	53,494
Macys Retail Holdings,				
Gtd. Notes	5.35	3/15/12	20,000	18,432
Macys Retail Holdings,				
Gtd. Notes	5.90	12/1/16	10,000	8,256
Wal-Mart Stores,				
Sr. Unscd. Notes	5.80	2/15/18	45,000	44,039
				320,795
Technology—.3%				
Hewlett-Packard,				
Sr. Unscd. Notes	6.50	7/1/12	50,000	52,613
International Business Machines,				
Sr. Unscd. Notes	4.25	9/15/09	105,000	105,953
Intuit,				
Sr. Unscd. Notes	5.75	3/15/17	35,000	31,005
Oracle,				
Sr. Unscd. Notes	4.95	4/15/13	90,000	89,800
				279,371
Telecommunications—1.2%				
America Movil,				
Gtd. Notes	5.50	3/1/14	80,000	75,424
AT & T Wireless,				
Sr. Unscd. Notes	7.88	3/1/11	35,000	36,866
AT & T,				
Gtd. Notes	7.30	11/15/11	100,000 [c]	103,921

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Cisco Systems,				
Sr. Unscd. Notes	5.50	2/22/16	60,000	57,741
Embarq,				
Sr. Unscd. Notes	6.74	6/1/13	70,000	61,759
KPN,				
Sr. Unsub. Notes	8.00	10/1/10	15,000	15,725
Motorola,				
Sr. Unscd. Notes	7.63	11/15/10	87,000	87,942
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	51,000	44,370
SBC Communications,				
Sr. Unscd. Notes	4.13	9/15/09	140,000	138,926
SBC Communications,				
Sr. Unscd. Notes	5.10	9/15/14	75,000	70,235
Telecom Italia Capital,				
Gtd. Notes	5.25	11/15/13	25,000	22,204
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	100,000	98,965
Telefonica Emisones,				
Gtd. Notes	6.42	6/20/16	40,000	37,612
Verizon Communications,				
Sr. Unscd. Notes	5.25	4/15/13	110,000	106,128
Verizon Communications,				
Sr. Unscd. Notes	5.50	4/1/17	25,000	22,481
Verizon Global Funding,				
Sr. Unscd. Notes	7.25	12/1/10	85,000	88,494
Vodafone Group,				
Sr. Unscd. Notes	5.38	1/30/15	40,000	36,433
Vodafone Group,				
Sr. Unscd. Notes	5.63	2/27/17	25,000	22,259
				1,127,485
Transportation–.2%				
CSX,				
Sr. Unscd. Notes	5.50	8/1/13	50,000	47,446
Norfolk Southern,				
Sr. Unscd. Notes	6.75	2/15/11	50,000	52,175

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Transportation (continued)				
Norfolk Southern, Sr. Unscd. Notes	8.63	5/15/10	100,000	106,392
Union Pacific, Sr. Unscd. Notes	6.50	4/15/12	25,000	25,346
				231,359
U.S. Government Agencies–7.0%				
Federal Farm Credit Banks, Bonds	4.88	1/17/17	50,000	50,374
Federal Farm Credit Banks, Bonds	5.13	8/25/16	55,000	56,509
Federal Home Loan Banks, Bonds	3.75	1/8/10	425,000	427,862
Federal Home Loan Banks, Bonds, Ser. 363	4.50	11/15/12	80,000	81,681
Federal Home Loan Banks, Bonds, Ser. 432	4.50	9/16/13	260,000	263,644
Federal Home Loan Banks, Bonds, Ser. 616	4.63	2/18/11	160,000	164,365
Federal Home Loan Banks, Bonds	4.63	10/10/12	5,000	5,113
Federal Home Loan Banks, Bonds	4.75	12/16/16	60,000	59,946
Federal Home Loan Banks, Bonds	4.88	5/14/10	195,000	199,877
Federal Home Loan Banks, Bonds	4.88	11/18/11	120,000	124,080
Federal Home Loan Banks, Bonds	5.00	9/18/09	115,000	116,872
Federal Home Loan Banks, Bonds, Ser. VB15	5.00	12/21/15	80,000	82,219
Federal Home Loan Banks, Bonds	5.00	11/17/17	65,000	65,631
Federal Home Loan Banks, Bonds, Ser. 467	5.25	6/18/14	60,000	62,564
Federal Home Loan Banks, Bonds, Ser. 656	5.38	5/18/16	40,000	41,920

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal Home Loan Banks, Bonds, Ser. 312	5.75	5/15/12	80,000	85,105
Federal Home Loan Mortgage Corp., Notes	4.13	7/12/10	195,000 [d]	198,375
Federal Home Loan Mortgage Corp., Notes	4.50	7/15/13	90,000 [d]	92,301
Federal Home Loan Mortgage Corp., Notes	4.50	1/15/14	210,000 [d]	214,734
Federal Home Loan Mortgage Corp., Notes	4.88	6/13/18	100,000 [d]	101,546
Federal Home Loan Mortgage Corp., Notes	5.13	7/15/12	170,000 [d]	177,981
Federal Home Loan Mortgage Corp., Notes	5.13	10/18/16	100,000 [d]	103,373
Federal Home Loan Mortgage Corp., Notes	5.25	7/18/11	510,000 [d]	535,789
Federal Home Loan Mortgage Corp., Notes	5.50	7/18/16	100,000 [d]	105,978
Federal Home Loan Mortgage Corp., Notes	5.63	3/15/11	100,000 [d]	105,609
Federal Home Loan Mortgage Corp., Notes	5.75	1/15/12	50,000 [d]	53,425
Federal Home Loan Mortgage Corp., Sub. Notes	5.88	3/21/11	65,000 [d]	67,631
Federal Home Loan Mortgage Corp., Notes	6.63	9/15/09	20,000 [d]	20,653
Federal Home Loan Mortgage Corp., Notes	6.88	9/15/10	140,000 [d]	149,645
Federal Home Loan Mortgage Corp., Notes	7.00	3/15/10	530,000 [d]	558,780
Federal National Mortgage Association, Notes	3.88	7/12/13	120,000 [d]	119,831
Federal National Mortgage Association, Notes	4.38	9/15/12	195,000 [d]	199,126

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal National Mortgage Association, Bonds	4.38	3/15/13	60,000 d	61,243
Federal National Mortgage Association, Notes	4.38	10/15/15	20,000 d	19,920
Federal National Mortgage Association, Notes	4.63	10/15/13	135,000 d	139,130
Federal National Mortgage Association, Notes	5.00	2/13/17	55,000 d	56,315
Federal National Mortgage Association, Notes	5.00	5/11/17	80,000 d	81,977
Federal National Mortgage Association, Sub. Notes	5.13	1/2/14	60,000 d	59,818
Federal National Mortgage Association, Notes	5.25	9/15/16	80,000 d	83,441
Federal National Mortgage Association, Notes	6.00	5/15/11	220,000 d	235,003
Federal National Mortgage Association, Notes	6.13	3/15/12	130,000 d	140,399
Federal National Mortgage Association, Notes	6.63	9/15/09	215,000 d	221,686
Federal National Mortgage Association, Notes	6.63	11/15/10	290,000 d	310,750
Federal National Mortgage Association, Notes	7.13	6/15/10	380,000 d	405,088
Federal National Mortgage Association, Notes	7.25	1/15/10	205,000 d	215,556
				6,722,865
U.S. Government Securities—14.8%				
U.S. Treasury Bonds	7.25	5/15/16	105,000 b	130,011
U.S. Treasury Bonds	7.50	11/15/16	135,000 b	169,699
U.S. Treasury Bonds	8.75	5/15/17	95,000	128,873
U.S. Treasury Bonds	11.25	2/15/15	65,000 b	94,301
U.S. Treasury Notes	2.13	4/30/10	1,900,000 b	1,909,650

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
U.S. Government Securities (continued)					
U.S. Treasury Notes	2.50	3/31/13	445,000	b	438,012
U.S. Treasury Notes	3.13	4/30/13	440,000	b	443,919
U.S. Treasury Notes	3.50	11/15/09	610,000		621,581
U.S. Treasury Notes	3.50	2/15/18	150,000	b	147,141
U.S. Treasury Notes	3.63	5/15/13	195,000	b	201,140
U.S. Treasury Notes	3.88	5/15/10	340,000	b	351,263
U.S. Treasury Notes	3.88	10/31/12	525,000		549,282
U.S. Treasury Notes	3.88	2/15/13	190,000	b	197,763
U.S. Treasury Notes	3.88	5/15/18	260,000	b	261,788
U.S. Treasury Notes	4.00	11/15/12	235,000	b	246,989
U.S. Treasury Notes	4.00	2/15/14	305,000	b	320,655
U.S. Treasury Notes	4.00	2/15/15	200,000	b	210,094
U.S. Treasury Notes	4.13	5/15/15	180,000	b	189,984
U.S. Treasury Notes	4.25	9/30/12	235,000	b	249,027
U.S. Treasury Notes	4.25	8/15/13	220,000	b	233,595
U.S. Treasury Notes	4.25	11/15/13	240,000	b	255,263
U.S. Treasury Notes	4.25	8/15/14	190,000	b	202,365
U.S. Treasury Notes	4.25	11/15/14	165,000	b	175,661
U.S. Treasury Notes	4.25	8/15/15	205,000	b	216,772
U.S. Treasury Notes	4.25	11/15/17	120,000	b	124,406
U.S. Treasury Notes	4.38	8/15/12	220,000	b	234,352
U.S. Treasury Notes	4.50	11/15/10	275,000	b	289,631
U.S. Treasury Notes	4.50	11/30/11	155,000	b	164,772
U.S. Treasury Notes	4.50	11/15/15	600,000	b	641,626
U.S. Treasury Notes	4.50	2/15/16	120,000	b	127,950
U.S. Treasury Notes	4.50	5/15/17	85,000		89,602
U.S. Treasury Notes	4.63	8/31/11	260,000	b	277,428

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)				
U.S. Treasury Notes	4.63	10/31/11	150,000 b	160,043
U.S. Treasury Notes	4.63	11/15/16	185,000 b	197,256
U.S. Treasury Notes	4.63	2/15/17	160,000 b	170,313
U.S. Treasury Notes	4.75	8/15/17	585,000 b	627,276
U.S. Treasury Notes	4.88	8/15/09	1,310,000 b	1,343,877
U.S. Treasury Notes	4.88	4/30/11	544,000 b	582,335
U.S. Treasury Notes	4.88	7/31/11	180,000 b	193,247
U.S. Treasury Notes	4.88	2/15/12	240,000 b	258,000
U.S. Treasury Notes	4.88	8/15/16	160,000 b	173,238
U.S. Treasury Notes	5.00	8/15/11	270,000 b	291,558
U.S. Treasury Notes	5.13	5/15/16	145,000 b	159,613
				14,051,351
Total Bonds and Notes (cost $35,436,322)				**34,794,997**

Short-Term Investments—1.1%		Principal Amount ($)	Value ($)
U.S. Treasury Bills:			
0.35%, 12/26/08		100,000 e	99,844
1.63%, 11/6/08		1,000,000 e	999,380
Total Short-Term Investments (cost $1,098,286)			**1,099,224**

Other Investment—7.9%		Shares	Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $7,613,000)		7,613,000 f	**7,613,000**

Growth and Income Portfolio (continued)

Investment of Cash Collateral for Securities Loaned–16.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $16,125,860)	16,125,860 [f]	**16,125,860**
Total Investments (cost $111,166,862)	**113.5%**	**108,785,557**
Liabilities, Less Cash and Receivables	**(13.5%)**	**(12,967,893)**
Net Assets	**100.0%**	**95,817,664**

ADR—*American Depository Receipts*

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At September 30, 2008, the total market value of the portfolio's securities on loan is $15,747,901 and the total market value of the collateral held by the portfolio is $16,438,439, consisting of cash collateral of $16,125,860, U.S. Government and Agency securities valued at $214,429, and letters of credit valued at $98,150.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator.*

[e] *All or partially held by a broker as collateral for open financial futures positions.*

[f] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Short-Term/Money		Equities (continued):	
Market Investments	25.8	Energy	5.9
U.S. Government & Agencies	21.8	Consumer Discretionary	5.6
Corporate Bonds	12.8	Industrial	4.8
Foreign/Governmental	1.7	Materials	1.9
Equities:		Utilities	1.5
Financial	8.7	Telecommunication Services	1.0
Information Technology	8.4	Exchange Traded Funds	.5
Consumer Staples	6.8		
Health Care	6.3		**113.5**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2008

Growth and Income Portfolio

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 9/30/2008 ($)
Financial Futures Long				
CAC 40	3	171,068	December 2008	(3,342)
DJ Euro STOXX 50	29	1,250,095	December 2008	(20,301)
FTSE 100	10	884,120	December 2008	(19,287)
Hang Seng	1	116,442	December 2008	(6,643)
Russell 2000	22	7,462,400	December 2008	(356,685)
SPI ASX 200 Index	3	277,675	December 2008	(9,728)
TOPIX	6	612,665	December 2008	(72,823)
				(488,809)

See notes to financial statements.

Growth Portfolio

Common Stocks–69.9%	Shares		Value ($)
Consumer Discretionary–7.8%			
Apollo Group, Cl. A	1,850	a	109,705
AutoZone	675	a	83,254
Best Buy	2,650		99,375
Dollar Tree	2,450	a	89,082
Gannett	5,800		98,078
Gap	5,900		104,902
Garmin	2,450		83,153
Genuine Parts	4,200		168,882
H & R Block	8,700		197,925
Hasbro	3,625		125,860
Marvel Entertainment	2,725	a,b	93,032
McDonald's	4,975		306,957
NVR	200	a	114,400
Priceline.com	500	a,b	34,215
TJX Cos.	3,100		94,612
Viacom, Cl. B	1,775	a	44,091
			1,847,523
Consumer Staples–9.5%			
Altria Group	10,250		203,360
Archer-Daniels-Midland	4,100		89,831
Avon Products	2,350		97,689
BJ's Wholesale Club	2,750	a	106,865
Bunge	1,100		69,498
Coca-Cola Enterprises	9,900		166,023
Kimberly-Clark	4,100		265,844
Philip Morris International	4,925		236,893
Procter & Gamble	3,250		226,493
Reynolds American	2,775		134,921
Safeway	3,700		87,764
Sara Lee	4,900		61,887
Wal-Mart Stores	8,450		506,071
			2,253,139
Energy–8.2%			
Chevron	3,875		319,610
Cimarex Energy	1,200		58,692

Growth Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
ConocoPhillips	4,025	294,831
Exxon Mobil	7,725	599,923
Nexen	8,300	192,809
Occidental Petroleum	2,175	153,229
Patterson-UTI Energy	3,350	67,067
Stone Energy	1,650 [a]	69,845
Unit	2,050 [a]	102,131
Valero Energy	2,450	74,235
		1,932,372
Financial—10.5%		
Bank of America	3,575	125,125
BlackRock	600	116,700
Boston Properties	2,450	229,467
Goldman Sachs Group	1,700	217,600
Hudson City Bancorp	13,800	254,610
JPMorgan Chase & Co.	4,800	224,160
Lazard, Cl. A	3,500	149,660
Loews	4,050	159,934
Moody's	2,200	74,800
Nasdaq OMX Group	4,800 [a]	146,736
Northern Trust	2,875	207,575
Progressive	7,250	126,150
State Street	1,700	96,696
Travelers Cos.	1,850	83,620
Waddell & Reed Financial, Cl. A	1,875	46,406
Wells Fargo & Co.	6,000	225,180
		2,484,419
Health Care—8.2%		
Abbott Laboratories	2,250	129,555
Amgen	3,800 [a]	225,226
Biogen Idec	2,500 [a]	125,725
Boston Scientific	9,200 [a]	112,884
Bristol-Myers Squibb	4,650	96,952
CIGNA	2,175	73,906
Endo Pharmaceuticals Holdings	4,750 [a]	95,000

Growth Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Forest Laboratories	1,775 a	50,197
Humana	850 a	35,020
Johnson & Johnson	3,100	214,768
Medtronic	1,600	80,160
Merck & Co.	9,550	301,398
Pfizer	15,500	285,820
UnitedHealth Group	2,700	68,553
WellPoint	1,200 a	56,124
		1,951,288
Industrial−6.4%		
Boeing	1,750	100,362
Caterpillar	1,650	98,340
CSX	1,775	96,861
Emerson Electric	5,750	234,542
Flowserve	850	75,454
Fluor	2,850	158,745
General Dynamics	1,550	114,111
General Electric	6,825	174,037
Honeywell International	2,450	101,797
Joy Global	1,450	65,453
Lockheed Martin	1,125	123,379
United Technologies	2,775	166,667
		1,509,748
Information Technology−12.4%		
Accenture, Cl. A	4,900	186,200
Apple	1,475 a	167,648
Cisco Systems	5,625 a	126,900
eBay	3,450 a	77,211
EMC	6,450 a	77,142
Google, Cl. A	400 a	160,208
Hewlett-Packard	1,775	82,076
Intel	7,300	136,729
International Business Machines	2,475	289,476
Lam Research	2,350 a	74,001
Linear Technology	2,600	79,716
MasterCard, Cl. A	475	84,232

Growth Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
MEMC Electronic Materials	1,650 ᵃ	46,629
Microsoft	23,425	625,213
Nokia, ADR	3,975	74,134
QLogic	6,225 ᵃ	95,616
QUALCOMM	1,650	70,901
Texas Instruments	10,875	233,813
Western Union	9,500	234,365
		2,922,210
Materials–2.7%		
CF Industries Holdings	1,700	155,482
FMC	1,200	61,668
Monsanto	1,600	158,368
Nucor	3,100	122,450
Reliance Steel & Aluminum	1,550	58,854
United States Steel	950	73,730
		630,552
Telecommunication Services–1.7%		
AT & T	6,675	186,366
Rogers Communications, Cl. B	1,625	54,015
Verizon Communications	2,350	75,412
Windstream	8,625	94,358
		410,151
Utilities–2.5%		
Edison International	4,900	195,510
Nicor	2,550 ᵇ	113,093
PG & E	3,800	142,310
Sempra Energy	2,725	137,531
		588,444
Total Common Stocks		
(cost $16,977,767)		**16,529,846**

Short-Term Investments–4.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
1.63%, 11/6/08		
(cost $998,370)	1,000,000 ᶜ	**999,380**

Growth Portfolio (continued)

Other Investment—25.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $6,016,000)	6,016,000 d	**6,016,000**
Investment of Cash Collateral for Securities Loaned—.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $219,988)	219,988 d	**219,988**
Total Investments (cost $24,212,125)	**100.4%**	**23,765,214**
Liabilities, Less Cash and Receivables	**(.4%)**	**(94,391)**
Net Assets	**100.0%**	**23,670,823**

ADR—American Depository Receipts

a *Non-income producing security.*

b *All or a portion of these securities are on loan. At September 30, 2008, the total market value of the portfolio's securities on loan is $216,288 and the total market value of the collateral held by the portfolio is $219,988.*

c *All or partially held by a broker as collateral for open financial futures positions.*

d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Short-Term/Money Market Investments	30.5	Consumer Discretionary	7.8
		Industrial	6.4
Information Technology	12.4	Materials	2.7
Financial	10.5	Utilities	2.5
Consumer Staples	9.5	Telecommunication Services	1.7
Energy	8.2		
Health Care	8.2		**100.4**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2008

Growth Portfolio

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 9/30/2008 ($)
Financial Futures Long				
CAC 40	2	114,046	December 2008	(2,229)
DJ Euro STOXX 50	20	862,135	December 2008	(14,039)
FTSE 100	8	707,296	December 2008	(15,538)
Hang Seng	1	116,441	December 2008	(6,618)
Russell 2000	12	4,070,400	December 2008	(194,910)
SPI ASX 200 Index	2	185,116	December 2008	(6,485)
TOPIX	7	714,776	December 2008	(84,960)
				(324,779)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2008

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Assets ($):			
Investments in securities–			
See Statement of Investments†–Note 2(c)			
(including securities on loan††):			
Unaffiliated issuers	8,678,028	85,046,697	17,529,226
Affiliated issuers	1,517,000	23,738,860	6,235,988
Cash	14,725	76,507	23,289
Receivable for investment securities sold	476,796	2,912,232	–
Receivable for futures variation margin–Note 5	112,950	304,082	174,150
Dividends and interest receivable	97,997	553,174	50,908
Due from The Dreyfus Corporation and affiliates–Note 4(b)	3,671	–	–
Receivable for shares of Common Stock subscribed	97	6,487	671
Prepaid expenses	–	4,534	5,275
	10,901,264	112,642,573	24,019,507
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates–Note 4(b)	–	104,717	22,238
Payable for shares of Common Stock redeemed	64,754	440,726	47,924
Liability for securities on loan–Note 2(c)	–	16,125,860	219,988
Accrued expenses	50,146	153,606	58,534
	114,900	16,824,909	348,684
Net Assets ($)	10,786,364	95,817,664	23,670,823

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Composition of Net Assets ($):			
Paid-in capital	12,704,738	102,809,137	26,253,374
Accumulated investment income–net	158,052	829,991	48,947
Accumulated net realized gain (loss) on investments	(1,761,632)	(4,951,350)	(1,859,808)
Accumulated net unrealized appreciation (depreciation) on investments [including ($165,420) net unrealized (depreciation) on financial futures for the Income Portfolio]	(314,794)	–	–
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($488,809) and ($324,779) net unrealized (depreciation) on financial futures for the Growth and Income Portfolio and the Growth Portfolio, respectively]	–	(2,870,114)	(771,690)
Net Assets ($)	**10,786,364**	**95,817,664**	**23,670,823**

Net Asset Value Per Share	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Restricted Class Shares			
Net Assets ($)	7,287,897	20,646,804	16,806,112
Shares Outstanding	607,366	1,545,752	1,289,595
Net Asset Value Per Share ($)	**12.00**	**13.36**	**13.03**
Investor Class Shares			
Net Assets ($)	3,498,467	75,170,860	6,864,711
Shares Outstanding	292,709	5,282,880	525,416
Net Asset Value Per Share ($)	**11.95**	**14.23**	**13.07**
† **Investments at cost ($):**			
Unaffiliated issuers	8,827,402	87,428,002	17,976,138
Affiliated issuers	1,517,000	23,738,860	6,235,988
†† **Value of securities on loan ($)**	**–**	**15,747,901**	**216,288**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2008

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Investment Income ($):			
Income:			
Interest	1,063,395	1,454,732	27,547
Cash dividends (net of $5,760 and $4,047 foreign taxes withheld at source for the Growth and Income Portfolio and the Growth Portfolio, respectively):			
Unaffiliated issuers	–	765,858	466,127
Affiliated issuers	366,925	343,520	272,903
Income from securities lending	40,104	87,250	4,136
Total Income	**1,470,424**	**2,651,360**	**770,713**
Expenses−Note 2(e):			
Investment advisory fee−Note 4(a)	188,713	625,615	247,278
Shareholder servicing costs−Note 4(b)	82,164	279,145	126,427
Auditing fees	36,159	42,577	36,103
Registration fees	21,180	17,752	20,393
Custodian fees−Note 4(b)	5,953	24,124	13,139
Prospectus and shareholders' reports	5,540	65,331	5,402
Legal fees	2,098	11,553	8,318
Directors' fees and expenses−Note 4(c)	1,499	2,767	716
Loan commitment fees−Note 3	239	695	512
Miscellaneous	35,283	117,084	12,480
Total Expenses	**378,828**	**1,186,643**	**470,768**
Less−waivers of fees due to undertaking−Note 4(a)	(89,036)	–	–
Less−reduction in fees due to earnings credits−Note 2(c)	(381)	(4,771)	(1,099)
Net Expenses	**289,411**	**1,181,872**	**469,669**
Investment Income−Net	**1,181,013**	**1,469,488**	**301,044**

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):			
Net realized gain (loss) on investments	941,161	(273,509)	692,343
Net realized gain (loss) on financial futures	(804,763)	(1,984,440)	(1,668,285)
Net Realized Gain (Loss)	**136,398**	**(2,257,949)**	**(975,942)**
Net unrealized appreciation (depreciation) on investments [including ($844,193) net unrealized (depreciation) on financial futures for the Income Portfolio]	(1,095,144)	–	–
Net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($929,763) and ($776,683) net unrealized (depreciation) on financial futures for the Growth and Income Portfolio and the Growth Portfolio, respectively]	–	(10,464,310)	(7,401,865)
Net Realized and Unrealized Gain (Loss) on Investments	**(958,746)**	**(12,722,259)**	**(8,377,807)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**222,267**	**(11,252,771)**	**(8,076,763)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

Income Portfolio	Year Ended September 30,	
	2008	2007
Operations ($):		
Investment income−net	1,181,013	4,236,866
Net realized gain (loss) on investments	136,398	1,487,308
Net unrealized appreciation (depreciation) on investments	(1,095,144)	1,158,045
Net Increase (Decrease) in Net Assets Resulting from Operations	**222,267**	**6,882,219**
Dividends to Shareholders from ($):		
Investment income−net:		
Restricted Class shares	(3,872,963)	(3,705,462)
Investor Class shares	(333,726)	(398,032)
Total Dividends	**(4,206,689)**	**(4,103,494)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Restricted Class shares	4,530,010	7,940,784
Investor Class shares	1,347,634	1,682,593
Dividends reinvested:		
Restricted Class shares	3,869,979	3,701,545
Investor Class shares	327,948	391,880
Cost of shares redeemed:		
Restricted Class shares	(95,372,883)	(5,868,654)
Investor Class shares	(6,209,202)	(4,173,525)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(91,506,514)**	**3,674,623**
Total Increase (Decrease) in Net Assets	**(95,490,936)**	**6,453,348**
Net Assets ($):		
Beginning of Period	106,277,300	99,823,952
End of Period	**10,786,364**	**106,277,300**
Undistributed investment income−net	158,052	3,116,708

Income Portfolio (continued)	Year Ended September 30,	
	2008	2007
Capital Share Transactions:		
Restricted Class Shares		
Shares sold	354,717	620,456
Shares issued for dividends reinvested	304,244	294,006
Shares redeemed	(7,482,488)	(458,589)
Net Increase (Decrease) in Shares Outstanding	**(6,823,527)**	**455,873**
Investor Class Shares		
Shares sold	106,342	132,380
Shares issued for dividends reinvested	25,925	31,325
Shares redeemed	(499,703)	(328,247)
Net Increase (Decrease) in Shares Outstanding	**(367,436)**	**(164,542)**

See notes to financial statements.

Growth and Income Portfolio	Year Ended September 30,	
	2008	2007
Operations ($):		
Investment income–net	1,469,488	1,993,956
Net realized gain (loss) on investments	(2,257,949)	5,244,730
Net unrealized appreciation (depreciation) on investments	(10,464,310)	2,266,828
Net Increase (Decrease) in Net Assets Resulting from Operations	**(11,252,771)**	**9,505,514**
Dividends to Shareholders from ($):		
Investment income–net:		
Restricted Class shares	(878,549)	(1,270,317)
Investor Class shares	(1,222,184)	(1,331,395)
Net realized gain on investments:		
Restricted Class shares	(1,914,040)	(1,936,550)
Investor Class shares	(2,962,791)	(2,174,366)
Total Dividends	**(6,977,564)**	**(6,712,628)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Restricted Class shares	2,616,572	3,787,470
Investor Class shares	1,377,914	4,985,736
Net assets received in connection with reorganization–Note 1	47,992,944	–
Dividends reinvested:		
Restricted Class shares	2,787,768	3,202,553
Investor Class shares	4,071,459	3,398,026
Cost of shares redeemed:		
Restricted Class shares	(12,687,253)	(14,916,440)
Investor Class shares	(13,043,459)	(12,803,222)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**33,115,945**	**(12,345,877)**
Total Increase (Decrease) in Net Assets	**14,885,610**	**(9,552,991)**
Net Assets ($):		
Beginning of Period	80,932,054	90,485,045
End of Period	**95,817,664**	**80,932,054**
Undistributed investment income–net	829,991	1,338,472

	Year Ended September 30,	
Growth and Income Portfolio (continued)	2008	2007
Capital Share Transactions:		
Restricted Class Shares		
Shares sold	172,583	226,864
Shares issued in connection with reorganization–Note 1	3,546	–
Shares issued for dividends reinvested	183,890	198,300
Shares redeemed	(799,475)	(900,447)
Net Increase (Decrease) in Shares Outstanding	**(439,456)**	**(475,283)**
Investor Class Shares		
Shares sold	278,662	282,248
Shares issued in connection with reorganization–Note 1	3,000,393	–
Shares issued for dividends reinvested	250,273	198,252
Shares redeemed	(822,155)	(736,807)
Net Increase (Decrease) in Shares Outstanding	**2,707,173**	**(256,307)**

See notes to financial statements.

Growth Portfolio	Year Ended September 30,	
	2008	2007
Operations ($):		
Investment income−net	301,044	738,770
Net realized gain (loss) on investments	(975,942)	4,193,045
Net unrealized appreciation (depreciation) on investments	(7,401,865)	1,731,525
Net Increase (Decrease) in Net Assets Resulting from Operations	**(8,076,763)**	**6,663,340**
Dividends to Shareholders from ($):		
Investment income−net:		
Restricted Class shares	(505,739)	(755,399)
Investor Class shares	(194,393)	(420,855)
Net realized gain on investments:		
Restricted Class shares	(2,541,662)	(47,654)
Investor Class shares	(1,124,294)	(29,211)
Total Dividends	**(4,366,088)**	**(1,253,119)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Restricted Class shares	4,852,210	7,178,139
Investor Class shares	1,615,507	3,213,568
Dividends reinvested:		
Restricted Class shares	2,973,705	784,787
Investor Class shares	1,312,200	445,221
Cost of shares redeemed:		
Restricted Class shares	(16,944,371)	(6,552,324)
Investor Class shares	(4,615,865)	(10,928,960)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(10,806,614)**	**(5,859,569)**
Total Increase (Decrease) in Net Assets	**(23,249,465)**	**(449,348)**
Net Assets ($):		
Beginning of Period	46,920,288	47,369,636
End of Period	**23,670,823**	**46,920,288**
Undistributed investment income−net	48,947	473,352

Growth Portfolio (continued)	Year Ended September 30,	
	2008	2007
Capital Share Transactions:		
Restricted Class Shares		
Shares sold	303,890	395,567
Shares issued for dividends reinvested	183,449	44,338
Shares redeemed	(1,010,749)	(359,499)
Net Increase (Decrease) in Shares Outstanding	**(523,410)**	**80,406**
Investor Class Shares		
Shares sold	102,113	177,540
Shares issued for dividends reinvested	80,503	25,012
Shares redeemed	(299,165)	(610,462)
Net Increase (Decrease) in Shares Outstanding	**(116,549)**	**(407,910)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in each portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolios' financial statements.

| | Restricted Class Shares | | | | |
| | Year Ended September 30, | | | | |
Income Portfolio	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	13.14	12.81	12.83	12.89	12.83
Investment Operations:					
Investment income−net [a]	.40	.53	.46	.40	.34
Net realized and unrealized gain (loss) on investments	(1.02)	.33	.05	(.02)	.17
Total from Investment Operations	(.62)	.86	.51	.38	.51
Distributions:					
Dividends from investment income−net	(.52)	(.53)	(.53)	(.44)	(.45)
Net asset value, end of period	12.00	13.14	12.81	12.83	12.89
Total Return (%)	(4.95)	6.87	4.12	3.02	4.03
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	.94	1.02	.72	.72
Ratio of net expenses to average net assets	.90	.94[b]	1.02[b]	.72[b]	.72[b]
Ratio of net investment income to average net assets	3.79	4.11	3.68	3.14	2.64
Portfolio Turnover Rate	160.34	36.02	31.94	38.77	35.18
Net Assets, end of period ($ x 1,000)	7,288	97,656	89,341	97,984	98,032

[a] *Based on average shares outstanding at each month end.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Investor Class Shares				
		Year Ended September 30,			
Income Portfolio (continued)	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	13.06	12.71	12.75	12.82	12.77
Investment Operations:					
Investment income—net [a]	.47	.51	.44	.34	.27
Net realized and unrealized gain (loss) on investments	(1.07)	.34	.05	(.04)	.17
Total from Investment Operations	(.60)	.85	.49	.30	.44
Distributions:					
Dividends from investment income—net	(.51)	(.50)	(.53)	(.37)	(.39)
Net asset value, end of period	11.95	13.06	12.71	12.75	12.82
Total Return (%)	(4.80)	6.84	3.95	2.37	3.52
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.70	1.21	1.20	1.26	1.25
Ratio of net expenses to average net assets	.98	1.00	1.20[b]	1.26[b]	1.25[b]
Ratio of net investment income to average net assets	3.64	4.04	3.50	2.66	2.12
Portfolio Turnover Rate	160.34	36.02	31.94	38.77	35.18
Net Assets, end of period ($ x 1,000)	3,498	8,621	10,483	10,474	13,095

[a] *Based on average shares outstanding at each month end.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Restricted Class Shares				
	Year Ended September 30,				
Growth and Income Portfolio	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	17.18	16.60	16.11	15.09	14.16
Investment Operations:					
Investment income−net [a]	.31	.42	.36	.35	.26
Net realized and unrealized gain (loss) on investments	(2.41)	1.45	.94	1.07	.99
Total from Investment Operations	(2.10)	1.87	1.30	1.42	1.25
Distributions:					
Dividends from investment income−net	(.54)	(.51)	(.81)	(.40)	(.32)
Dividends from net realized gain on investments	(1.18)	(.78)	−	−	−
Total Distributions	(1.72)	(1.29)	(.81)	(.40)	(.32)
Net asset value, end of period	13.36	17.18	16.60	16.11	15.09
Total Return (%)	(13.38)	11.70	8.44	9.49	8.90
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.16	1.00	1.02	.84	.82
Ratio of net expenses to average net assets	1.15	1.00[b]	1.02[b]	.84[b]	.82[b]
Ratio of net investment income to average net assets	2.08	2.50	2.48	2.28	1.71
Portfolio Turnover Rate	82.41	49.68	48.36	58.32	60.52
Net Assets, end of period ($ x 1,000)	20,647	34,102	40,856	171,055	196,656

[a] *Based on average shares outstanding at each month end.*

[b] *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

| | Investor Class Shares | | | | |
| Growth and Income | Year Ended September 30, | | | | |
Portfolio (continued)	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	18.18	17.52	16.98	15.81	14.85
Investment Operations:					
Investment income−net[a]	.26	.39	.36	.34	.18
Net realized and unrealized gain (loss) on investments	(2.54)	1.53	.97	1.12	1.03
Total from Investment Operations	(2.28)	1.92	1.33	1.46	1.21
Distributions:					
Dividends from investment income−net	(.49)	(.48)	(.79)	(.29)	(.25)
Dividends from net realized gain on investments	(1.18)	(.78)	−	−	−
Total Distributions	(1.67)	(1.26)	(.79)	(.29)	(.25)
Net asset value, end of period	14.23	18.18	17.52	16.98	15.81
Total Return (%)	(13.65)	11.37	8.08	9.27	8.23
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.54	1.34	1.32	1.04	1.37
Ratio of net expenses to average net assets	1.53	1.34[b]	1.32[b]	1.04[b]	1.37[b]
Ratio of net investment income to average net assets	1.62	2.18	2.13	2.08	1.15
Portfolio Turnover Rate	82.41	49.68	48.36	58.32	60.52
Net Assets, end of period ($ x 1,000)	75,171	46,830	49,629	51,247	57,483

[a] *Based on average shares outstanding at each month end.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Restricted Class Shares				
	Year Ended September 30,				
Growth Portfolio	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	19.10	17.00	15.56	13.59	12.15
Investment Operations:					
Investment income−net[a]	.16	.30	.24	.21	.07
Net realized and unrealized gain (loss) on investments	(4.12)	2.26	1.60	1.84	1.45
Total from Investment Operations	(3.96)	2.56	1.84	2.05	1.52
Distributions:					
Dividends from investment income−net	(.35)	(.43)	(.40)	(.08)	(.08)
Dividends from net realized gain on investments	(1.76)	(.03)	−	−	−
Total Distributions	(2.11)	(.46)	(.40)	(.08)	(.08)
Net asset value, end of period	13.03	19.10	17.00	15.56	13.59
Total Return (%)	(22.88)	15.24	11.99	15.12	12.50
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.32	1.18	1.27	.86	.84
Ratio of net expenses to average net assets	1.32[b]	1.18[b]	1.27[b]	.86[b]	.84[b]
Ratio of net investment income to average net assets	1.03	1.66	1.59	1.46	.55
Portfolio Turnover Rate	102.34	52.30	55.09	75.92	74.19
Net Assets, end of period ($ x 1,000)	16,806	34,624	29,454	76,189	74,742

[a] *Based on average shares outstanding at each month end.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Investor Class Shares				
	Year Ended September 30,				
Growth Portfolio (continued)	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	19.15	17.06	15.58	13.59	12.18
Investment Operations:					
Investment income−net [a]	.10	.25	.23	.15	.00[b]
Net realized and unrealized gain (loss) on investments	(4.11)	2.26	1.58	1.84	1.44
Total from Investment Operations	(4.01)	2.51	1.81	1.99	1.44
Distributions:					
Dividends from investment income−net	(.31)	(.39)	(.33)	−	(.03)
Dividends from net realized gain on investments	(1.76)	(.03)	−	−	−
Total Distributions	(2.07)	(.42)	(.33)	−	(.03)
Net asset value, end of period	13.07	19.15	17.06	15.58	13.59
Total Return (%)	(23.09)	14.88	11.76	14.64	11.85
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.68	1.47	1.41	1.31	1.36
Ratio of net expenses to average net assets	1.68[c]	1.47[c]	1.41[c]	1.31[c]	1.36[c]
Ratio of net investment income to average net assets	.64	1.38	1.45	1.01	.02
Portfolio Turnover Rate	102.34	52.30	55.09	75.92	74.19
Net Assets, end of period ($ x 1,000)	6,865	12,297	17,915	15,013	14,698

[a] *Based on average shares outstanding at each month end.*

[b] *Amount represents less than $.01 per share.*

[c] *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

NOTE 1—General:

Dreyfus Lifetime Portfolios, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three diversified portfolios: the Income Portfolio, the primary investment objective of which is to maximize current income, the Growth and Income Portfolio, the investment objective of which is to maximize total return, consisting of capital appreciation and current income and the Growth Portfolio, the investment objective of which is capital appreciation. The fund accounts separately for the assets, liabilities and operations of each portfolio. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the portfolio's investment adviser. Mellon Equity Associates ("Mellon Equity"), an indirect wholly owned subsidiary of BNY Mellon, serves as each portfolio's sub-investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $.001 par value Common Stock in each of the following classes of shares: Restricted and Investor. Investor Class shares are offered to any investor and Restricted Class shares are offered only to clients of certain banks, securities brokers or dealers and other financial institutions (collectively, Service Agents) that have entered into selling agreements with the Distributor. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfers agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of the close of business on May 14, 2008, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Founders Balanced Fund were transferred to the Growth and Income Portfolio in exchange for shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C, Class F and Class T shares of Founders Balanced Fund received Investor shares and Class I shares of Founders Balanced Fund received Restricted shares of the portfolio, in each case in an equal amount to the aggregate net asset value of their investment in Founders Balanced Fund at the time of the exchange. The net asset value of the portfolio's shares on the close of business May 14, 2008, after the reorganization was $15.97 for Investor shares and $14.97 for Restricted shares, and a total of 3,000,393 Investor shares and 3,546 Restricted shares, representing net assets of $47,992,944 (including $3,043,548 net unrealized appreciation on investments) were issued to Founders Balanced Fund's shareholders in the exchange. The exchange was a tax-free event to Founders Balanced Fund shareholders.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolios' maximum exposure under these arrangements is unknown. The portfolios do not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

Debt securities, excluding short-term investments (other than U.S. Treasury Bills) and financial futures, are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the portfolio not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolios.

(b) Foreign currency transactions: Each portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolios have arrangements with the custodian and cash management banks whereby the portfolios may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the portfolios include net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, each portfolio may lend securities to qualified institutions. It is each portfolio's policy that, at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency securities or letters of credit. Each portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, each portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended September 30, 2008, The Bank of New York Mellon earned the following from lending portfolio securities, pursuant to the securities lending agreement.

Income Portfolio	$21,594
Growth and Income Portfolio	37,393
Growth Portfolio	1,773

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Expenses: Expenses directly attributable to each portfolio are charged to that portfolio's operations; expenses which are applicable to all portfolios are allocated among them on a pro rata basis.

(f) Dividends to shareholders: Dividends are recorded by each portfolio on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, with respect to each portfolio, are normally declared and paid annually, but each portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains of a portfolio can be offset by a capital loss carryover of that portfolio, it is the policy of each portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of each portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each portfolio is treated as a single entity for the purpose of determining such qualification.

The portfolios adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Liability for tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolios for the period ended September 30, 2008.

As of and during the period ended September 30, 2008, the portfolios did not have any liabilities for any unrecognized tax positions. The portfolios recognize interest and penalties, if any, related to unrecognized tax positions as income tax expense in the Statement of Operations. During the period, the portfolios did not incur any interest or penalties.

Each of the tax years in the four-year period ended September 30, 2008 remains subject to examination by the Internal Revenue Service and state taxing authorities.

At September 30, 2008, the components of accumulated earnings on a tax basis were as follows:

	Undistributed Ordinary Income ($)	Accumulated Capital (Losses) ($)	Unrealized (Depreciation) ($)	Capital (Losses) Realized After October 31, 2007 ($)[†]
Income Portfolio	158,052	(174,618)	(221,864)	(1,679,944)
Growth and Income Portfolio	829,991	–	(3,186,156)	(4,635,308)
Growth Portfolio	48,947	–	(688,237)	(1,943,261)

[†]   *These losses were deferred for tax purposes to the first day of the following year.*

The accumulated capital loss carryovers available to be applied against future net securities profits, if any, realized subsequent to September 30, 2008, were as follows:

	2009($)[†]	2010 ($)[†]	2011 ($)[†]	2015 ($)[†]	Total ($)
Income Portfolio	–	–	174,618	–	174,618
Growth and Income Portfolio[††]	2,260,468	1,472,188	–	413,585	4,146,241

[†] If not applied, the carryovers expire in the above years.
[††] Accumulated capital losses acquired from fund merger with Dreyfus Founders Balanced Fund available but subject to an annual limitation.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2008 and September 30, 2007, respectively, were as follows:

	Ordinary Income ($)		Long-Term Capital Gain ($)	
	2008	2007	2008	2007
Income Portfolio	4,206,689	4,103,494	–	–
Growth and Income Portfolio	4,068,581	2,941,032	2,908,983	3,771,596
Growth Portfolio	2,237,731	1,176,254	2,128,357	76,865

During the period ended September 30, 2008, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments for the Income Portfolio, amortization adjustments, real estate investment trusts, wash sales and capital loss carryovers from fund merger and foreign currency gains and losses for the Growth and Income Portfolio and real estate investment trusts and foreign currency gains and losses, for the Growth Portfolio, the portfolios increased (decreased) accumulated undistributed investment income-net, net realized gain/(loss) on investments and paid-in capital. Net assets and net asset value per share were not affected by these reclassifications. The following summarizes these changes:

	Accumulated Undistributed Investment income−Net ($)	Accumulated Net Realized Gain (Loss) ($)	Paid-in Capital ($)
Income Portfolio	67,020	(67,020)	–
Growth and Income Portfolio	122,764	(1,166,012)	1,043,248
Growth Portfolio	(25,317)	25,797	(480)

NOTE 3—Bank Line of Credit:

Each portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, each portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to a portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended September 30, 2008, the Income Portfolio, Growth and Income Portfolio and the Growth Portfolio did not borrow under the Facility.

NOTE 4—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an investment advisory agreement (the "Agreement") with Dreyfus, the investment advisory fee is computed on the value of each portfolio's average daily net assets and is payable monthly at the following annual rates: .60% of the Income Portfolio and .75% of the Growth and Income Portfolio and the Growth Portfolio. Dreyfus has undertaken for the Income Portfolio for the period from October 1, 2007 through liquidation date, on or about January 9, 2009, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class (excluding taxes, brokerage fees, commissions and extraordinary expenses) exceed 1% of average net assets. The waiver of fees, pursuant to the undertaking, amount to $89,036 during the period ended September 30, 2008 for the Income Portfolio.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Mellon Equity, Dreyfus has agreed to pay Mellon Equity a monthly sub-advisory fee for each portfolio, computed at the following annual rates:

Total Portfolio Net Assets	Annual Fee as a Percentage of Average Daily Net Assets of each Portfolio
$0 up to $600 million	.28%
$600 million up to $1.2 billion	.18%
$1.2 billion up to $1.8 billion	.13%
In excess of $1.8 billion	.08%

(b) Under the Shareholder Services Plan, each portfolio pays the Distributor, at an annual rate of .25% of the value of the average daily net assets of each portfolio's Investor Class shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding each portfolio and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

During the period ended September 30, 2008, each portfolio's Investor Class was charged the following pursuant to the Shareholder Services Plan:

Income Portfolio	$ 19,492
Growth and Income Portfolio	143,957
Growth Portfolio	24,095

Each portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for each portfolio. During the period ended September 30, 2008, each portfolio was charged the following pursuant to the transfer agency agreement:

Income Portfolio	$ 4,817
Growth and Income Portfolio	42,985
Growth Portfolio	8,199

Each portfolio compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to portfolio subscriptions and redemptions. During the period ended September 30, 2008, the portfolio was charged the following pursuant to the cash management agreement.

Income Portfolio	$ 381
Growth and Income Portfolio	3,959
Growth Portfolio	681

Each portfolio compensates The Bank of New York Mellon under a custody agreement for providing custodial services for each portfolio.

During the period ended September 30, 2008, each portfolio was charged the following pursuant to the custody agreement:

Income Portfolio	$ 5,953
Growth and Income Portfolio	24,124
Growth Portfolio	13,139

During the period ended September 30, 2008, each portfolio was charged $5,907 for services performed by the Chief Compliance Officer.

The following summarizes the components of "Due to/from The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities for each portfolio:

	Investment Advisory Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)	Chief Compliance Officer Fees ($)	Transfer Agency Per Account Fees ($)	Expense Reimbursement ($)
Income Portfolio	6,125	978	945	1,497	516	(13,732)
Growth and Income Portfolio	61,687	26,598	6,365	1,497	8,570	–
Growth Portfolio	15,428	1,499	2,644	1,497	1,170	–

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 5—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and financial futures and $42,097,598 of securities received pursuant to the merger with Founders Balanced Fund for the Growth and Income Portfolio, during the period ended September 30, 2008:

	Purchases ($)	Sales ($)
Income Portfolio	39,333,372	102,651,043
Growth and Income Portfolio	58,792,914	73,298,643
Growth Portfolio	24,374,655	35,258,820

Each portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. A portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require a portfolio to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, a portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at September 30, 2008, are set forth in the Statements of Financial Futures.

The following summarizes the cost of investments for federal income tax purposes and accumulated net unrealized appreciation (depreciation) on investments for each portfolio at September 30, 2008:

	Cost of Investments ($)	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Income Portfolio	10,416,892	122,673	(344,537)	(221,864)
Growth and Income Portfolio	111,839,589	4,800,860	(7,854,892)	(3,054,032)
Growth Portfolio	24,323,582	1,629,864	(2,188,232)	(558,368)

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after

November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 6—Subsequent Events:

On August 1, 2008, the Board of Trustees of the Company approved the liquidation of the Dreyfus Lifetime Portfolios, Inc., Income Portfolio, effective on or about January 9, 2009 (the "Liquidation Date"). Accordingly, effective on August 1, 2008, no new or subsequent investments in the portfolio were permitted, except that investments may continue to be made by participants in group employer retirement plans.

On October 16, 2008, the Board of Trustees of the Company approved the liquidation of the Dreyfus Lifetime Portfolios, Inc., Growth Portfolio, effective on or about January 9, 2009 (the "Liquidation Date"). Accordingly, effective on November 17, 2008, no new or subsequent investments in the portfolio were permitted, except that investments may continue to be made by participants in group employer retirement plans.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus LifeTime Portfolios, Inc.

We have audited the accompanying statements of assets and liabilities, including the statements of investments and financial futures, of Dreyfus LifeTime Portfolios, Inc. (comprising, respectively, the Income Portfolio, the Growth and Income Portfolio and the Growth Portfolio) as of September 30, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Dreyfus LifeTime Portfolios, Inc. at September 30, 2008, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
November 17, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal and state (where applicable) tax law, Dreyfus Lifetime Portfolios, Inc. (Income Portfolio, Growth and Income Portfolio and Growth portfolio) hereby makes the following designations of dividends and distributions paid during the fiscal year ended September 30, 2008:

	Long-Term Capital Gains Distribution Per Share ($)	Short-Term Capital Gains Distribution Per Share ($)	Payable Date	Dividends Received Deduction	Qualifying Dividend Income
Growth and Income Portfolio	$.7060	$.4770	12/4/07	21.39%	$688,422
Growth Portfolio	$1.0250	$.7390	12/4/07	39.08%	$426,123
Income Portfolio	N/A	N/A	N/A	N/A	N/A

The percentage of ordinary dividends shown qualify for the corporate dividends received deduction and also the amount of ordinary dividends shown qualify as qualifying dividends, subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

INFORMATION ABOUT THE REVIEW
AND APPROVAL OF EACH PORTFOLIO'S
INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors for the Growth Portfolio, the Growth and Income Portfolio and the Income Portfolio (each, a "Portfolio") held on July 16 and 17, 2008, the Board considered the re-approval for an annual period (through August 31, 2009) of each Portfolio's Management Agreement with Dreyfus, pursuant to which Dreyfus provides the Portfolio with investment advisory and administrative services, as well as the Sub-Investment Advisory Agreement (the "Sub-Advisory Agreement") between Dreyfus and Mellon Capital Management Corporation (the "Sub-Adviser"), an affiliate of Dreyfus, pursuant to which the Sub-Adviser provides day-to-day management of each Portfolio's equity investments and the asset allocation determination for each of the Growth Portfolio and the Growth and Income Portfolio, subject to Dreyfus' oversight. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus and the Sub-Adviser.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolios. The Board members received a presentation from representatives of Dreyfus regarding services provided to the Portfolios and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to each Portfolio pursuant to its Management Agreement and by the Sub-Adviser pursuant to the Sub-Advisory Agreement. Dreyfus' representatives reviewed each Portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the Portfolios as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the Portfolios. Dreyfus also provided the number of shareholder accounts in each Portfolio, as well as each Portfolio's asset size.

The Board members also considered Dreyfus' and the Sub-Adviser's research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure, as well as Dreyfus' supervisory activities over the Sub-Adviser.

<u>Comparative Analysis of Each Portfolio's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed each Portfolio's Investor shares performance (for various periods ended May 31, 2008), management fee and Investor shares expense ratio and comparisons to groups of similar funds (a "Performance Group" and an "Expense Group") and broader groups of funds (a "Performance Universe" and an "Expense Universe"), each selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Groups, Performance Universes, Expense Groups and Expense Universes. Dreyfus also provided a comparison of each Portfolio's total returns to the returns of the Portfolio's benchmark index for each of the calendar years for the prior ten years.

Growth Portfolio. The Board members noted that the Portfolio's total return performance variously was above and below the Performance Group and Performance Universe medians.

The Board members noted that the Portfolio's management fee was lower than the Expense Group median and higher than the Expense Universe median, and that the expense ratio was higher than the Expense Group and Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by mutual funds managed by Dreyfus or its affiliates, or the Sub-Adviser or its affiliates, with similar investment objectives, policies and strategies, and included within the Portfolio's Lipper category (the "Similar Funds") and stated that there were no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the Portfolio. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee and sub-investment advisory fee.

Growth and Income Portfolio. The Board members noted that the Portfolio's total return performance was above the Performance Group median for all periods, variously was above and below the Performance Universe median for all periods, and in certain instances where it was below the median, the portfolio's performance was in close proximity to the median.

The Board members noted that the Portfolio's contractual management fee was at the Expense Group median and the actual management fee and expense ratio were higher than the Expense Group and Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the advisory fee paid by the one other mutual fund managed by Dreyfus or its affiliates, or the Sub-Adviser or its affiliates, with similar investment objectives, policies and strategies, and included within the Portfolio's Lipper category (the "Similar Fund") and stated that there were no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the Portfolio. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Portfolio's management fee and sub-investment advisory fee.

Income Portfolio. The Board members noted that the Portfolio's total return performance was below the Performance Group medians for all periods and variously below, at and above the Performance Universe medians for all periods. Dreyfus representatives discussed with the Board that the funds in the Performance Group may have different portfolio characteristics/policies from the Portfolio and that, as currently constituted, the Performance Group may not provide a meaningful basis of comparison with the Portfolio. They discussed with the Board members the static asset allocation of the Portfolio's investment portfolio and the method by which it achieves that allocation.

The Board members noted that the Portfolio's contractual management fee was lower than the Expense Group median, its actual management fee was lower than the Expense Group and Expense Universe medians, and its expense ratio was higher than the Expense Group median and lower than the Expense Universe median (due to the undertaking by Dreyfus to limit the Portfolio's expense ratio).

Representatives of Dreyfus noted that there were no other mutual funds managed by Dreyfus or its affiliates or the Sub-Adviser or its affiliates with similar investment objectives, policies and strategies, and included within the Portfolio's Lipper category, and that there were no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the Portfolio.

The Board noted its approval earlier in the meeting to liquidate the Income Portfolio effective on or about September 23, 2008, based on management's proposal and reasoning, including the Portfolio's small asset size following several large redemptions and its limited asset growth potential.

The Board considered the fees to the Sub-Adviser in relation to the fees paid to Dreyfus by the Portfolios and the respective services provided by the Sub-Adviser and Dreyfus. The Board also noted that the Sub-Adviser's fees are paid by Dreyfus (out of its fees from the Portfolios) and not the Portfolios.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of each Portfolio. The Board members evaluated the profitability analysis in light of the relevant circumstances for each Portfolio and the extent to which economies of scale would be realized if the Portfolio grows and whether fee levels reflect these economies of scale for the benefit of Portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and to the Sub-Adviser from acting as sub-adviser and noted the soft dollar arrangements with respect to trading the Growth Portfolio's and the Growth and Income Portfolio's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to each Portfolio as part of their evaluation of whether the fees under the Portfolio's Management Agreement and the Sub-Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus and the Sub-Adviser, respectively, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a Portfolio's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. Since Dreyfus, and not the Portfolios, pays the Sub-Adviser pursuant to the Sub-Advisory Agreement, the Board did not consider the Sub-Adviser's profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing each Portfolio was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement and the Sub-Advisory Agreement with respect to each Portfolio. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus and the Sub-Adviser are adequate and appropriate.

- Growth Portfolio - The Board generally was satisfied with the Growth Portfolio's overall performance.

- Growth and Income Portfolio - The Board generally was satisfied with the Growth and Income Portfolio's overall performance.

- Income Portfolio - The Board noted the Income Portfolio's lower performance for all periods, but noted the Portfolio's static asset allocation and that the Performance Group may have different portfolio characteristics/policies from the Portfolio.

- The Board concluded that the fee paid by each Portfolio to Dreyfus was reasonable in light of the services provided, comparative performance, expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus and the Sub-Adviser from their relationship with the Portfolios (including Dreyfus' undertaking to limit the Income Portfolio's expense ratio, which reduced the expense ratio of that Portfolio) and that the fees paid by Dreyfus to the Sub-Adviser are reasonable and appropriate.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of each Portfolio had been adequately considered by Dreyfus in connection with the management fee rate charged to each Portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with a Portfolio, the Board would seek to have those economies of scale shared with such Portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and the Sub-Advisory Agreement was in the best interests of each Portfolio and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 167

Clifford L. Alexander, Jr. (75)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 54

David W. Burke (72)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 90

Whitney I. Gerard (73)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 30

————————

George L. Perry (74)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 30

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c⁄o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member
Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 77 investment companies (comprised of 167 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 77 investment companies (comprised of 167 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 187 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (78 investment companies, comprised of 187 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 74 investment companies (comprised of 183 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus LifeTime Portfolios, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Mellon Equity Associates
500 Grant Street
Pittsburgh, PA 15258

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:		Investor	Restricted
	Growth and Income Portfolio:	DGIIX	DGIRX
	Growth Portfolio:	DLGIX	DLGRX
	Income Portfolio:	DLIIX	DLIRX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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